AS FILED WITH THE SEC ON ___________________.             REGISTRATION NO.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
               OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED
                                 ON FORM N-8B-2

                                   -----------

                            PRUCO LIFE OF NEW JERSEY
                          VARIABLE APPRECIABLE ACCOUNT
                              (Exact Name of Trust)

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (800) 286-7754
          (Address and telephone number of principal executive offices)

                                   -----------

                                THOMAS C. CASTANO
                               ASSISTANT SECRETARY
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                     (Name and address of agent for service)

                                    Copy to:
                                JEFFREY C. MARTIN
                                 SHEA & GARDNER
                         1800 MASSACHUSETTS AVENUE, N.W.
                             WASHINGTON, D.C. 20036

                                   -----------

Variable Universal Life Insurance Contracts -- Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant elects to register an indefinite amount of securities. (Title and amount of securities being registered, and proposed maximum aggregate offering price).

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, action pursuant to said Section 8(a), may determine.

This filing is being made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940.

Registrant elects to be governed by Rules 6e-3(T)(b)(13)(i)(A) under the Investment Company Act of 1940 with respect to the Contract described in this Registration Statement.

                              CROSS REFERENCE SHEET
                           (AS REQUIRED BY FORM N-B-2)

       N-B-2 ITEM NUMBER      LOCATION
       -----------------      --------

               1.             Cover Page

               2.             Cover Page

               3.             Not Applicable

               4.             Sale of the Contracts and Sales Commissions

               5.             Pruco Life of New Jersey Variable Appreciable
                              Account

               6.             Pruco Life of New Jersey Variable Appreciable
                              Account

               7.             Not Applicable

               8.             Not Applicable

               9.             Litigation

               10. Introduction and Summary; Short-Term Cancellation Right or "Free Look"; Types of Death Benefit; Changing the Type of Death Benefit; Riders; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing; Charges and Expenses; How a Contract's Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary; Surrender of a Contract; Withdrawals; Lapse and Reinstatement; Increases in Basic Insurance Amount; Decreases in Basic Insurance Amount; When Proceeds are Paid; Contract Loans; Other General Contract Provisions; Voting Rights; Substitution of Fund Shares

               11. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account

               12.            Cover Page; Introduction and Summary; The Funds;
                              Sale of the Contract and Sales Commissions

               13.            Introduction and Summary; The Funds; Premiums;
                              Allocation of Premiums; Charges and Expenses; Sale of the Contract and Sales Commissions

               14. Introduction and Summary; Detailed Information for Prospective Contract Owners

               15. Introduction and Summary; Premiums; Allocation of Premiums; Transfers; Dollar Cost Averaging; Auto-Rebalancing

               16. Introduction and Summary; Detailed Information for Contract Owners

       N-B-2 ITEM NUMBER      LOCATION
       -----------------      --------

               17.            When Proceeds are Paid

               18.            Pruco Life of New Jersey Variable Appreciable
                              Account

               19.            Reports to Contract Owners

               20.            Not Applicable

               21.            Contract Loans

               22.            Not Applicable

               23.            Not Applicable

               24.            Other General Contract Provisions

               25.            Pruco Life Insurance Company of New Jersey

               26.            Introduction and Summary; The Funds; Charges and
                              Expenses

               27.            Pruco Life Insurance Company of New Jersey; The
                              Funds

               28.            Pruco Life Insurance Company of New Jersey;
                              Directors and Officers

               29.            Pruco Life Insurance Company of New Jersey

               30.            Not Applicable

               31.            Not Applicable

               32.            Not Applicable

               33.            Not Applicable

               34.            Not Applicable

               35.            Pruco Life Insurance Company of New Jersey

               36.            Not Applicable

               37.            Not Applicable

               38.            Sale of the Contract and Sales Commissions

               39.            Sale of the Contract and Sales Commissions

               40.            Not Applicable

               41.            Sale of the Contract and Sales Commissions

               42.            Not Applicable

               43.            Not Applicable

       N-B-2 ITEM NUMBER      LOCATION
       -----------------      --------

               44. Introduction and Summary; The Funds; How a Contract's Cash Surrender Value Will Vary; How a Type A (Fixed) Contract's Death Benefit Will Vary; How a Type B (Variable) Contract's Death Benefit Will Vary; How a Type C (Return of Premium) Contract's Death Benefit Will Vary

               45.            Not Applicable

               46. Introduction and Summary; Pruco Life of New Jersey Variable Appreciable Account; The Funds

               47. Pruco Life of New Jersey Variable Appreciable Account; The Funds

               48.            Not Applicable

               49.            Not Applicable

               50.            Not Applicable

               51.            Not Applicable

               52.            Substitution of Fund Shares

               53.            Tax Treatment of Contract Benefits

               54.            Not Applicable

               55.            Not Applicable

               56.            Not Applicable

               57.            Not Applicable

               58.            Not Applicable

               59. Financial Statements: Financial Statements of Pruco Life of New Jersey Variable Appreciable Account; Financial Statements of Pruco Life Insurance Company of New Jersey

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                                PRUSELECT(SM) III
                             Variable Life Insurance

                                   PROSPECTUS


                            Pruco Life of New Jersey
                          Variable Appreciable Account











                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

PROSPECTUS
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

                                PRUSELECT(SM) III
                        VARIABLE LIFE INSURANCE CONTRACTS

This prospectus describes certain individual flexible premium variable universal life insurance contracts, PRUSELECT(SM) III Variable Life Insurance Contracts (the "Contract"), issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company. Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America. These Contracts provide individual variable universal life insurance coverage with flexible premium payments, a variety of investment options, and three types of death benefit options. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see RIDERS, page 12. The Contracts may be owned individually or by a corporation, trust, association or similar entity. The Contracts are available on a multiple life basis where the insureds share a common employment or business relationship. The Contract owner will have all rights and privileges under the Contract. The Contracts may be used for funding non-qualified executive deferred compensation or salary continuation plans, retiree medical benefits, or other purposes.

You may choose to invest your Contract's premiums and its earnings in the following ways:

o Invest in one or more of 15 available subaccounts of the Pruco Life of New Jersey Variable Appreciable Account, each of which invests in a corresponding portfolio of the Funds indicated below:

              THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND")

        Money Market              High Yield Bond      Equity
        Diversified Bond          Stock Index          Prudential Jennison
        Conservative Balanced     Equity Income        Global
        Flexible Managed

AIM VARIABLE INSURANCE FUNDS, INC.    AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
       AIM V.I. Value Fund                  American Century VP Value Fund

      JANUS ASPEN SERIES                 MFS(R) VARIABLE INSURANCE TRUST(SM)
       Growth Portfolio                        Emerging Growth Series

                    T. ROWE PRICE INTERNATIONAL SERIES, INC.
                          International Stock Portfolio

This prospectus describes the Contract generally and the Pruco Life of New Jersey Variable Appreciable Account. The attached prospectuses for the Funds and their related statements of additional information describe the investment objectives and the risks of investing in the Fund portfolios. Pruco Life of New Jersey may add additional investment options in the future. Please read this prospectus and keep it for future reference.

The Securities and Exchange Commission ("SEC") maintains a Web site (http://www.sec.gov) that contains material incorporated by reference and other information regarding registrants that file electronically with the SEC.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                              213 Washington Street
                          Newark, New Jersey 07102-2992
                            Telephone: (800) 286-7754

PRUSELECT is a service mark of Prudential.

                               PROSPECTUS CONTENTS
                                                                            PAGE

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS..........................1

INTRODUCTION AND SUMMARY......................................................2
  BRIEF DESCRIPTION OF THE CONTRACT...........................................2
  CHARGES.....................................................................2
  TYPES OF DEATH BENEFIT......................................................4
  LIFE INSURANCE DEFINITIONAL TESTS...........................................4
  PREMIUM PAYMENTS............................................................5
  REFUND......................................................................5

GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY,
THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT, AND THE
VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT......................6
  PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY..................................6
  THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT...................6
  THE FUNDS...................................................................7
  WHICH INVESTMENT OPTION SHOULD BE SELECTED?.................................9

DETAILED INFORMATION FOR PROSPECTIVE CONTRACT OWNERS..........................9
  REQUIREMENTS FOR ISSUANCE OF A CONTRACT.....................................9
  SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK"...............................10
  TYPES OF DEATH BENEFIT.....................................................10
  CHANGING THE TYPE OF DEATH BENEFIT.........................................11
  RIDERS.....................................................................12
  PREMIUMS...................................................................13
  ALLOCATION OF PREMIUMS.....................................................13
  TRANSFERS..................................................................14
  DOLLAR COST AVERAGING......................................................14
  AUTO-REBALANCING...........................................................14
  CHARGES AND EXPENSES.......................................................15
  HOW A CONTRACT'S SURRENDER VALUE WILL VARY.................................17
  HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY....................18
  HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY.................19
  HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY........20
  SURRENDER OF A CONTRACT....................................................21
  WITHDRAWALS................................................................21
  LAPSE AND REINSTATEMENT....................................................22
  INCREASES IN BASIC INSURANCE AMOUNT........................................22
  DECREASES IN BASIC INSURANCE AMOUNT........................................23
  WHEN PROCEEDS ARE PAID.....................................................23
  ILLUSTRATIONS OF SURRENDER VALUES, DEATH BENEFITS,
    AND ACCUMULATED PREMIUMS ................................................24
  CONTRACT LOANS.............................................................26
  SALE OF THE CONTRACT AND SALES COMMISSIONS.................................27
  TAX TREATMENT OF CONTRACT BENEFITS.........................................27
  LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS........29
  EXCHANGE RIGHT.............................................................29
  OTHER GENERAL CONTRACT PROVISIONS..........................................29
  VOTING RIGHTS..............................................................30
  SUBSTITUTION OF FUND SHARES................................................31
  REPORTS TO CONTRACT OWNERS.................................................31
  STATE REGULATION...........................................................31
  EXPERTS....................................................................31
  LITIGATION.................................................................31
  YEAR 2000 COMPLIANCE.......................................................32

  ADDITIONAL INFORMATION.....................................................33
  FINANCIAL STATEMENTS.......................................................33

DIRECTORS AND OFFICERS.......................................................34

FINANCIAL  STATEMENTS OF THE VARIABLE  UNIVERSAL LIFE SUBACCOUNTS OF THE
PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT........................A1

CONSOLIDATED FINANCIAL STATEMENTS OF PRUCO LIFE INSURANCE COMPANY OF NEW
JERSEY AN SUBSIDIARIES.......................................................B1

                    DEFINITIONS OF SPECIAL TERMS USED IN THIS
                                   PROSPECTUS


ATTAINED AGE -- The insured's age on the Contract date plus the number of years since then. For any coverage segment effective after the Contract date, the insured's attained age is the issue age of that segment plus the length of time since its effective date.

BASIC INSURANCE AMOUNT -- The amount of life insurance as shown in the Contract.

CASH VALUE -- The same as the "Contract Fund."

CONTRACT -- The variable universal life insurance policy described in this prospectus.

CONTRACT ANNIVERSARY -- The same date as the Contract date in each later year.

CONTRACT DATE -- The date the Contract is effective, as specified in the Contract.

CONTRACT DEBT -- The principal amount of all outstanding loans plus any interest we have charged that is not yet due and that we have not yet added to the loan.

CONTRACT FUND -- The total amount credited to a specific Contract. On any date it is equal to the sum of the amounts in all the subaccounts and the principal amount of any Contract debt.

CONTRACT OWNER -- You. Unless a different owner is named in the application, the owner of the Contract is the insured.

CONTRACT YEAR -- A year that starts on the Contract date or on a Contract anniversary. For any portion of a Contract representing an increase, "Contract year" is a year that starts on the effective date of the increase. See INCREASES IN BASIC INSURANCE AMOUNT, page 22.

COVERAGE SEGMENT -- The basic insurance amount at issue is the first coverage segment. For each increase in basic insurance amount, a new coverage segment is created for the amount of the increase. See INCREASES IN BASIC INSURANCE AMOUNT, page 22.

DEATH BENEFIT -- The amount we will pay upon the death of the insured before reduction by any Contract debt and amounts needed to pay charges through the date of death.

FACE AMOUNT -- The same as the "basic insurance amount." If the Contract is issued with a Target Term Rider, the "basic insurance amount" plus the rider coverage amount equals the total "face amount."

FUNDS -- Mutual funds with separate portfolios. One or more of the available Fund portfolios may be chosen as an underlying investment for the Contract.

MONTHLY DATE -- The Contract date and the same date in each subsequent month.

NET CASH VALUE -- The Contract Fund minus any Contract debt.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY -- Us, we, Pruco Life of New Jersey. The company offering the Contract.

THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT (THE "ACCOUNT") -- A separate account of Pruco Life of New Jersey registered as a unit investment trust under the Investment Company Act of 1940.

SEGMENT ALLOCATION AMOUNT -- The amount used to determine the charge for sales expenses. See CHARGES AND EXPENSES, page 15.

SUBACCOUNT -- An investment division of the Account, the assets of which are invested in the shares of the corresponding portfolio of the Funds.

SURRENDER VALUE -- The amount payable to the Contract owner upon surrender of the Contract. It is equal to the Contract Fund minus any Contract debt plus any return of sales charges.

TARGET PREMIUM -- The same as "segment allocation amount." See CHARGES AND EXPENSES, page 15.

VALUATION PERIOD -- The period of time from one determination of the value of the amount invested in a subaccount to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which is generally at 4:15 p.m. Eastern time on each day during which the New York Stock Exchange is open.

US, WE -- Pruco Life Insurance Company of New Jersey.

YOU -- The owner of the Contract.

================================================================================

                            INTRODUCTION AND SUMMARY

THIS SUMMARY PROVIDES A BRIEF OVERVIEW OF THE MORE SIGNIFICANT ASPECTS OF THE CONTRACT. WE PROVIDE FURTHER DETAIL IN THE SUBSEQUENT SECTIONS OF THIS PROSPECTUS AND IN THE CONTRACT. THE CONTRACT, INCLUDING THE APPLICATION ATTACHED TO IT, CONSTITUTES THE ENTIRE AGREEMENT BETWEEN YOU AND PRUCO LIFE OF NEW JERSEY AND YOU SHOULD RETAIN THESE DOCUMENTS.

As you read this prospectus you should keep in mind that this is a life insurance contract. VARIABLE LIFE INSURANCE has significant investment aspects and requires you to make investment decisions, and therefore it is also a "security." Securities that are offered to the public must be registered with the Securities and Exchange Commission. The prospectus that is a part of the registration statement must be given to all prospective purchasers.

BRIEF DESCRIPTION OF THE CONTRACT

The Contract is an individual flexible premium variable universal life insurance contract that is offered by Pruco Life Insurance Company of New Jersey. These Contracts may be issued with a Target Term Rider that could have a significant effect on the performance of your Contract. For the factors to consider when adding a Target Term Rider to your Contract, see RIDERS, page 12. The Contracts are available on a multiple life basis where the insureds share a common employment or business relationship. The Contracts may be owned individually or by a corporation, trust, association or similar entity. The Contract owner will have all rights and privileges under the Contract. The Contracts may be used for such purposes as funding non-qualified executive deferred compensation or salary continuation plans, retiree medical benefits, or other purposes.

The Contract is a form of variable universal life insurance. It is based on a Contract Fund, the value of which changes every business day. The chart below describes how the value of your Contract Fund changes.

You may invest premiums in one or more of the 15 available subaccounts. Your Contract Fund value changes every day depending upon the change in the value of the particular investment options that you have selected.

Although the value of your Contract Fund will increase if there is favorable investment performance in the subaccounts you select, there is a risk that investment performance will be unfavorable and that the value of your Contract Fund will decrease. The risk will be different, depending upon which investment options you choose. See WHICH INVESTMENT OPTION SHOULD BE SELECTED?, page 9.

CHARGES

The following chart outlines the components of your Contract Fund and the adjustments which may be made including the maximum charges which may be deducted from each premium payment and from the amounts held in the designated investment options. These charges are largely designed to cover insurance costs and risks, as well as sales and administrative expenses. The maximum charges shown in the chart, as well as the current lower charges, are fully described under CHARGES AND EXPENSES, page 15.

================================================================================

================================================================================

            ------------------------------------------------------------

                                 PREMIUM PAYMENT

            ------------------------------------------------------------
                                        |
                 --------------------------------------------------
                    o  less a charge of up to 7.5% of the
                       premiums paid for taxes attributable
                       to premiums. In New York this is called
                       a premium based administrative charge.

                    o  less a charge for sales expenses of up
                       to 15% of the premiums paid.
                 --------------------------------------------------
                                        |
--------------------------------------------------------------------------------
                             INVESTED PREMIUM AMOUNT

To be invested in one or a combination of 15 investment portfolios of the Funds.
--------------------------------------------------------------------------------
                                        |
--------------------------------------------------------------------------------
                                 CONTRACT FUND

On the Contract Date, the Contract Fund is equal to the invested premium amount minus any of the charges described below which may be due on that date. Thereafter, the value of the Contract Fund changes daily.
--------------------------------------------------------------------------------
                                        |
--------------------------------------------------------------------------------
                        PRUCO LIFE OF NEW JERSEY ADJUSTS
                             THE CONTRACT FUND FOR:

o  Addition of any new invested premium amounts.

o  Addition of any increase due to investment results of the chosen subaccounts.

o Addition of guaranteed interest at an effective annual rate of 4% on the amount of any Contract loan. (Separately, interest charged on the loan accrues at an effective annual rate of 4.25% or 5%. See CONTRACT LOANS, page24.)

o Subtraction of any decrease due to investment results of the chosen subaccounts.

o  Subtraction of any amount withdrawn.

o  Subtraction of the charges listed below, as applicable.
--------------------------------------------------------------------------------
                                        |
--------------------------------------------------------------------------------
                                 DAILY CHARGES

o   Management fees and expenses are deducted from the Fund assets.
o We deduct a daily mortality and expense risk charge, equivalent to an annual rate of up to 0.5%, from the subaccount assets.
--------------------------------------------------------------------------------

================================================================================

================================================================================

--------------------------------------------------------------------------------
                                MONTHLY CHARGES

o We reduce the Contract Fund by a monthly administrative charge of up to $10 plus $0.05 per $1,000 of the basic insurance amount.

o   We deduct a cost of insurance ("COI") charge.

o   If the Contract includes riders, we deduct rider charges from the Contract
    Fund.

o If the rating class of an insured results in an extra charge, we will deduct that charge from the Contract Fund.
--------------------------------------------------------------------------------
                                        |
--------------------------------------------------------------------------------
                          POSSIBLE ADDITIONAL CHARGES

o   We assess an administrative charge of up to $25 for any withdrawals.

o We may assess an administrative charge of up to $25 for any change in basic insurance amount.

o We may assess an administrative charge of up to $25 for any change in the Target Term Rider coverage amounts (see RIDERS, page 12).

o We assess an administrative charge of up to $25 for each transfer exceeding 12 in any Contract year.
--------------------------------------------------------------------------------

TYPES OF DEATH BENEFIT

There are three types of death benefit available. You may choose a Contract with a Type A (fixed) death benefit under which the cash value varies daily with investment experience, and the death benefit generally remains at the basic insurance amount you initially chose. However, the Contract Fund may grow to a point where the death benefit may increase and vary with investment experience. If you choose a Contract with a Type B (variable) death benefit, the cash value and the death benefit both vary with investment experience. If you choose a Contract with a Type C (return of premium) death benefit, the death benefit is increased by the amount of premiums paid into the Contract, less withdrawals, plus interest at a rate between 0% and 8% (in 1/2% increments) chosen by the Contract owner. For Type A and Type B death benefit, as long as the Contract is inforce, the death benefit will never be less than the basic insurance amount shown in your Contract. See TYPE OF DEATH BENEFIT, page 10.

LIFE INSURANCE DEFINITIONAL TESTS

In order to qualify as life insurance for Federal tax purposes, the Contract must adhere to the definition of life insurance under Section 7702 of the Internal Revenue Code. At issue, the Contract owner chooses one of the following definition of life insurance tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. Under the Cash Value Accumulation Test, there is a minimum death benefit to cash value ratio. Under the Guideline Premium Test, there is a limit to the amount of premiums that can be paid into the Contract, as well as a minimum death benefit to cash value ratio. For more information, see TAX TREATMENT OF CONTRACT BENEFITS, page 27.

================================================================================

================================================================================

PREMIUM PAYMENTS

The Contract is a flexible premium contract - there are no scheduled premiums. Except for the minimum initial premium, and subject to a minimum of $25 per subsequent payment, you choose the timing and amount of premium payments. The Contract will remain inforce if the Contract Fund is greater than zero and more than any Contract debt. See PREMIUMS, page 12 and LAPSE AND REINSTATEMENT, page 22.

We offer and suggest regular billing of premiums even though you decide when to make premium payments and, subject to a $25 minimum, in what amounts. You should discuss your billing options with your Pruco Life of New Jersey representative when you apply for the Contract. See PREMIUMS, page 12.

REFUND

For a limited time, you may return your Contract for a refund in accordance with the terms of its "free-look" provision. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK," page 10.

For the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS, see page 1.

THE REPLACEMENT OF LIFE INSURANCE IS GENERALLY NOT IN YOUR BEST INTEREST. IN MOST CASES, IF YOU REQUIRE ADDITIONAL COVERAGE, THE BENEFITS OF YOUR EXISTING CONTRACT CAN BE PROTECTED BY PURCHASING ADDITIONAL INSURANCE OR A SUPPLEMENTAL CONTRACT. IF YOU ARE CONSIDERING REPLACING A CONTRACT, YOU SHOULD COMPARE THE BENEFITS AND COSTS OF SUPPLEMENTING YOUR EXISTING CONTRACT WITH THE BENEFITS AND COSTS OF PURCHASING THE CONTRACT DESCRIBED IN THIS PROSPECTUS AND YOU SHOULD CONSULT WITH A QUALIFIED TAX ADVISER.

THIS PROSPECTUS MAY ONLY BE OFFERED IN JURISDICTIONS IN WHICH THE OFFERING IS LAWFUL. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND IN THE PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR THE FUNDS.

================================================================================

      GENERAL INFORMATION ABOUT PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY,
       THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT, AND THE
            VARIABLE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey", "us", or "we") is a stock life insurance company, organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities only in the States of New Jersey and New York.

Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of Prudential, a mutual insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is currently considering reorganizing itself into a publicly traded stock company through a process known as "demutualization." On February 10, 1998, the Company's Board of Directors authorized management to take the preliminary steps necessary to allow the Company to demutualize. On July 1, 1998, legislation was enacted in New Jersey that would permit this conversion to occur and that specified the process for conversion. Demutualization is a complex process involving development of a plan of reorganization, adoption of a plan by the Company's Board of Directors, a public hearing, voting by qualified policyholders and regulatory approval, all of which could take two or more years to complete. Prudential's management and Board of Directors have not yet determined to demutualize and it is possible that, after careful review, Prudential could decide not to go public.

The plan of reorganization, which hasn't been developed and approved, would provide the criteria for determining eligibility and the methodology for allocating shares or other consideration to those who would be eligible. Under New Jersey's demutualization law, a policy would have to be in effect on the date Prudential's Board of Directors adopted a plan of reorganization in order to be considered for eligibility. Generally, the amount of shares or other consideration eligible customers would receive would be based on a number of factors, including the types, amounts and issue years of their policies. As a general rule, owners of Prudential-issued insurance policies and annuity contracts would be eligible, while mutual fund customers and customers of the Company's subsidiaries, such as the Pruco Life insurance companies, would not be. It has not yet been determined whether any exceptions to that general rule will be made with respect to policyholders and contract owners of Prudential's subsidiaries. This does not constitute a proposal, offer, solicitation or recommendation regarding any plan of reorganization that may be proposed or a recommendation regarding the ownership of any stock that could be issued in connection with any such demutualization.

As of December 31, 1998, Prudential has invested $127 million in Pruco Life of New Jersey through its subsidiary Pruco Life Insurance Company in connection with Pruco Life of New Jersey's organization and operation. Prudential is under no obligation to make such contributions and its assets do not back the benefits payable under the Contract. Pruco Life of New Jersey's consolidated financial statements begin on page B1 and should be considered only as bearing upon Pruco Life of New Jersey's ability to meet its obligations under the Contracts.

THE PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT

The Pruco Life of New Jersey Variable Appreciable Account (the "Account") was established on January 13, 1984 under New Jersey law as a separate investment account. The Account meets the definition of a "separate account" under the federal securities laws. The Account holds assets that are segregated from all of Pruco Life of New Jersey's other assets.

The obligations to Contract owners and beneficiaries arising under the Contracts are general corporate obligations of Pruco Life of New Jersey. Pruco Life of New Jersey is also the legal owner of the assets in the Account. Pruco Life of New Jersey will maintain assets in the Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Account. These assets may not be charged with liabilities which arise from any other business Pruco Life of New Jersey conducts. In addition to these assets, the Account's assets may include funds contributed by Pruco Life of New Jersey to commence operation of the Account and may include accumulations of the charges Pruco Life of New Jersey makes against the Account. From time to time these additional assets will be transferred to Pruco Life of New Jersey's general account. Before making any such transfer, Pruco Life of New Jersey will consider any possible adverse impact the transfer might have on the Account.

The Account is a unit investment trust, which is a type of investment company. It is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). This does not involve any supervision by the SEC of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a part or division of Pruco Life of New Jersey.

Currently, you may invest in one or a combination of 15 available subaccounts within the Account, each of which invests in a single corresponding portfolio of the Funds. Additional subaccounts may be added in the future. The Account's financial statements begin on page A1.

THE FUNDS

The following is a list of the Funds, the portfolios' investment objectives and investment advisers:

THE PRUDENTIAL SERIES FUND, INC. (THE "SERIES FUND"):

o MONEY MARKET PORTFOLIO: The investment objective is maximum current income consistent with the stability of capital and the maintenance of liquidity. The Portfolio invests in high quality short-term debt obligations that mature in 13 months or less.

o DIVERSIFIED BOND PORTFOLIO: The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio invests primarily in higher grade debt obligations and high quality money market investments.

o CONSERVATIVE BALANCED PORTFOLIO: The investment objective is a total investment return consistent with a conservatively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

o FLEXIBLE MANAGED PORTFOLIO: The investment objective is a total investment return consistent with an aggressively managed diversified portfolio. The Portfolio invests in a mix of equity securities, debt obligations and money market instruments.

o HIGH YIELD BOND PORTFOLIO: The investment objective is a high total return. The Portfolio invests primarily in high yield/high risk debt securities.

o STOCK INDEX PORTFOLIO: The investment objective is investment results that generally correspond to the performance of publicly-traded common stocks. The Portfolio attempts to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index").

o EQUITY INCOME PORTFOLIO: The investment objective is both current income and capital appreciation. The Portfolio invests primarily in common stocks and convertible securities that provide good prospects for returns above those of the S&P 500 Index or the NYSE Composite Index.

o EQUITY PORTFOLIO: The investment objective is capital appreciation. The Portfolio invests primarily in common stocks of major established corporations as well as smaller companies that offer attractive prospects of appreciation.

o PRUDENTIAL JENNISON PORTFOLIO: The investment objective is to achieve long-term growth of capital. The Portfolio invests primarily in equity securities of major established corporations that offer above-average growth prospects.

o GLOBAL PORTFOLIO: The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.


Prudential is the investment adviser for the assets of each of the portfolios of the Series Fund. Prudential's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"). The Service Agreement provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary, Jennison Associates LLC ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM  VARIABLE INSURANCE FUNDS, INC.:

o AIM V.I. VALUE FUND. Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment adviser to be undervalued relative to the investment adviser's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

A I M Advisors, Inc. ("AIM") is the investment adviser for this fund. The principal business address for AIM is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.:

o AMERICAN CENTURY VP VALUE FUND. Seeks long-term capital growth with income as a secondary objective. The fund seeks to achieve its objective by investing primarily in equity securities of well-established companies with intermediate-to-large market capitalizations that are believed by management to be undervalued at the time of purchase.

American Century Investment Management, Inc. ("ACIM") is the investment adviser for this fund. ACIM's principal business address is American Century Tower, 4500 Main Street, Kansas City, Missouri 64111. The Principal Underwriter of the fund is American Century Services, Inc., located at 4500 Main Street, Kansas City, Missouri 64111.

JANUS ASPEN SERIES:

o GROWTH PORTFOLIO. Seeks long-term growth of capital in a manner consistent with the preservation of capital.

Janus Capital Corporation is the investment adviser and is responsible for the day-to-day management of the portfolio and other business affairs of the portfolio. Janus Capital Corporation's principal business address is 100 Fillmore Street, Denver, Colorado 80206-4928.

MFS(R) VARIABLE INSURANCE TRUST(SM):

o EMERGING GROWTH SERIES. Seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to this MFS Series. The principal business address for the Massachusetts Financial Services Company is 500 Boylston Street, Boston, Massachusetts 02116.

T. ROWE PRICE INTERNATIONAL SERIES, INC.:

o INTERNATIONAL STOCK PORTFOLIO. Long-term growth of capital through investments primarily in common stocks of established, non-U.S. companies.

Rowe Price-Fleming International, Inc. is the investment manager for this fund. The principal business address for Rowe Price-Fleming International, Inc. is 100 East Pratt Street, Baltimore, Maryland 21202.

Further information about Fund portfolios can be found in the attached prospectuses and their statements of additional information for each Fund.

The investment advisers for the Funds charge a daily investment management fee as compensation for their services. These fees are described in the table under DEDUCTIONS FROM PORTFOLIOS in the CHARGES AND EXPENSES section, see page 15, and are more fully described in the prospectus for each Fund.

In the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual funds. Although neither of the companies that invest in the Funds nor the Funds currently foresee any such disadvantage, the Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract owners and to determine what action, if any, should be taken. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contract owners.

Pruco Life of New Jersey may be compensated by an affiliate of each of the Funds (other than the Prudential Series Fund) based upon an annual percentage of the average assets held in the Fund by Pruco Life of New Jersey under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Pruco Life of New Jersey.

A FULL DESCRIPTION OF THE FUNDS, THEIR INVESTMENT OBJECTIVES, MANAGEMENT, POLICIES, RESTRICTIONS, EXPENSES, INVESTMENT RISKS, AND ALL OTHER ASPECTS OF THEIR OPERATION IS CONTAINED IN THE ATTACHED PROSPECTUSES FOR EACH FUND AND IN THE RELATED STATEMENTS OF ADDITIONAL INFORMATION, WHICH SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS. THERE IS NO ASSURANCE THAT THE INVESTMENT OBJECTIVES OF THE FUNDS WILL BE MET.

WHICH INVESTMENT OPTION SHOULD BE SELECTED?

Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of short or long-term debt securities, even though common stocks have been subject to much more dramatic changes in value over short periods of time. Accordingly, portfolios such as the Stock Index, Equity Income, Equity, Prudential Jennison, Global, AIM V.I. Value Fund, American Century VP Value Fund, Janus Growth, MFS Emerging Growth Series or T. Rowe Price International Stock may be desirable options if you are willing to accept such volatility in your Contract values. Each of these equity portfolios involves different policies and investment risks.

You may prefer the somewhat greater protection against loss of principal (and reduced chance of high total return) provided by the Diversified Bond Portfolio. You may want even greater safety of principal and may prefer the Money Market Portfolio, recognizing that the level of short-term rates may change rather rapidly. If you are willing to take risks and possibly achieve a higher total return, you may prefer the High Yield Bond Portfolio, recognizing that the risks are greater for lower quality bonds with normally higher yields. You may wish to divide your invested premium among two or more of the portfolios. You may wish to obtain diversification by relying on Prudential's judgment for an appropriate asset mix by choosing the Conservative Balanced or Flexible Managed Portfolio.

Your choice should take into account your willingness to accept investment risks, how your other assets are invested, and what investment results you may experience in the future. You should consult your Pruco Life of New Jersey representative from time to time about the choices available to you under the Contract. Pruco Life of New Jersey recommends AGAINST frequent transfers among the several options. Experience generally indicates that "market timing" investing, particularly by non-professional investors, is likely to prove unsuccessful.

                            DETAILED INFORMATION FOR
                           PROSPECTIVE CONTRACT OWNERS

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

Pruco Life of New Jersey offers the Contract on a fully underwritten, a simplified issue, and a guaranteed issue basis. Fully underwritten Contracts require individualized evidence of the insured's insurability and rating class; whereas, simplified issue Contracts are issued with less than full underwriting. Conversely, guaranteed issue Contracts are issued with minimal underwriting but may only be issued in certain circumstances on associated individuals, such as employees of a company who meet criteria established by Pruco Life of New Jersey.

Pruco Life of New Jersey sets minimum face amounts that it offers. The minimum face amount offered may depend on whether the Contract is issued on a fully underwritten, simplified issue or guaranteed issue basis. Currently, the minimum face amount (basic insurance amount plus any Target Term Rider combined) that can be applied for is

$100,000 for all three aforementioned underwriting bases. If the Target Term Rider is added to the Contract, neither the basic insurance amount nor the rider coverage amount can be less than $5,000. See RIDERS, page 12. Pruco Life of New Jersey may reduce the minimum face amounts of the Contracts it will issue. Furthermore, the Contract owner may establish a schedule under which the basic insurance amount increases on designated Contract anniversaries. See INCREASES IN BASIC INSURANCE AMOUNT, page 22.

Generally, the Contract may be issued on insureds between the ages of 20 and 75 for fully underwritten Contracts and between the ages of 20 and 64 for simplified and guaranteed issue Contracts. In its discretion, Pruco Life of New Jersey may issue the Contract on insureds of other ages.

SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK"

Generally, you may return the Contract for a refund within 10 days after you receive it. You can request a refund by mailing or delivering the Contract to the representative who sold it or to the Home Office specified in the Contract. A Contract returned according to this provision shall be deemed void from the beginning. You will then receive a refund of all premium payments made, plus or minus any change due to investment experience. However, if applicable law so requires and you exercise your short-term cancellation right, you will receive a refund of all premium payments made, with no adjustment for investment experience.

TYPES OF DEATH BENEFIT

You may select from three types of death benefits. Generally, a Contract with a Type A (fixed) death benefit has a death benefit equal to the basic insurance amount. This type of death benefit does not vary with the investment performance of the investment options you selected, except in certain circumstances. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18. The payment of additional premiums and favorable investment results of the subaccounts to which the assets are allocated will generally increase the cash value. See HOW A CONTRACT'S CASH VALUE WILL VARY, page 17.

A Contract with a Type B (variable) death benefit has a death benefit which will generally equal the basic insurance amount plus the Contract Fund. Since the Contract Fund is a part of the death benefit, favorable investment performance and payment of additional premiums generally result in an increase in the death benefit as well as in the cash value. Over time, however, the increase in the cash value will be less than under a Type A (fixed) Contract. This is because, given two Contracts with the same basic insurance amount and equal Contract Funds, generally the cost of insurance charge for a Type B (variable) Contract will be greater. Unfavorable investment performance will result in decreases in the death benefit and in the cash value. But, as long as the Contract is not in default, the death benefit may not fall below the basic insurance amount stated in the Contract. See HOW A CONTRACT'S CASH VALUE WILL VARY, page 17 and HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19.

A Contract with a Type C (return of premium) death benefit has a death benefit which will generally equal the basic insurance amount plus the total premiums paid into the Contract less withdrawals, accumulated at an interest rate (between 0% and 8%; in 1/2% increments) chosen by the Contract owner to the date of death. This death benefit allows the Contract owner, in effect, to recover the cost of the Contract, plus a predetermined rate of return, upon the death of the insured. Under certain circumstances, it is possible for a Type C Contract's death benefit to fall below the basic insurance amount. Favorable investment performance and payment of additional premiums will generally increase the Contract's cash value. Over time, however, the increase in cash value will be less than under a Type A (fixed) Contract. See HOW A CONTRACT'S CASH VALUE WILL VARY, page 17 and HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY, page 20.

In choosing a death benefit type, you should also consider whether you intend to use the withdrawal feature. Contract owners of Type A (fixed) Contracts should note that any withdrawal may result in a reduction of the basic insurance amount. In addition, we will not allow you to make a withdrawal that will decrease the basic insurance amount below the minimum basic insurance amount. Furthermore, the sum of the basic insurance amount and the Target Term Rider must equal or exceed $100,000. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page
9. For Type B (variable) and Type C (return of premium) Contracts, withdrawals will not change the basic insurance amount. See WITHDRAWALS, page 21.

CHANGING THE TYPE OF DEATH BENEFIT

You may change the type of death benefit on or after the first Contract anniversary and subject to Pruco Life of New Jersey's approval. We will increase or decrease the basic insurance amount so that the death benefit immediately after the change matches the death benefit immediately before the change.

If you are changing your Contract's type of death benefit from a Type A (fixed) to a Type B (variable) death benefit, we will reduce the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type A (fixed) to a Type C (return of premium) death benefit, we will change the basic insurance amount by subtracting the total premiums paid on this Contract minus total withdrawals on the date the change takes effect.

If you are changing from a Type B (variable) to a Type A (fixed) death benefit, we will increase the basic insurance amount by the amount in your Contract Fund on the date the change takes place.

If you are changing from a Type B (variable) to a Type C (return of premium) death benefit, we first find the difference between (1) the amount in your Contract Fund and (2) the total premiums paid on this Contract minus total withdrawals, determined on the date the change takes effect. If (1) is larger than (2), we will increase the basic insurance amount by that difference. If (2) is larger than (1), we will reduce the basic insurance amount by that difference.

If you are changing from a Type C (return of premium) to a Type A (fixed) death benefit, we will change the basic insurance amount by adding the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) chosen by the Contract owner on the date the change takes place.

If you are changing from a Type C (return of premium) to a Type B (variable) death benefit, we first find the difference between (1) the Contract Fund and
(2) the total premiums paid minus total withdrawals to this Contract both accumulated with interest at the rate(s) chosen by the Contract owner as of the date the change takes place. If (2) is larger than (1), we will increase the basic insurance amount by that difference. If (1) is larger than (2), we will reduce the basic insurance amount by that difference.

The basic insurance amount after a change may not be lower than the minimum basic insurance amount applicable to the Contract. In addition, the sum of the basic insurance amount and the Target Term Rider must equal or exceed $100,000. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 9. We reserve the right to make an administrative processing charge of up to $25 for any change in the basic insurance amount, although we do not currently do so. See CHARGES AND EXPENSES, page 15.

The following chart illustrates the changes in basic insurance amount with each change of death benefit type described above. The chart assumes a $50,000 Contract Fund and a $300,000 death benefit. For changes to and from a Type C death benefit, the chart assumes $40,000 in total premiums minus total withdrawals and the rate chosen to accumulate premiums minus withdrawals is 0%.

     ===================================================================
                            Basic Insurance Amount
     ====================== ============================================
              FROM                              TO
     ====================== ===================== ======================
             TYPE A                 TYPE B                 TYPE C
            $300,000               $250,000               $260,000
     ---------------------- --------------------- ----------------------
             TYPE B                 TYPE A                 TYPE C
            $250,000               $300,000               $260,000
     ---------------------- --------------------- ----------------------
             TYPE C                 TYPE A                 TYPE B
            $260,000               $300,000               $250,000
     ====================== ===================== ======================

To request a change, fill out an application for change which can be obtained from your Pruco Life of New Jersey representative or a Home Office. If the change is approved, we will recompute the Contract's charges and appropriate tables and send you new Contract data pages. We may require you to send us your Contract before making the change.

RIDERS

Contract owners may be able to obtain extra benefits which may involve an extra charge. These optional insurance benefits will be described in what is known as a "rider" to the Contract. Charges applicable to riders will be deducted from the Contract Fund on each Monthly date.

TARGET TERM RIDER

The Target Term Rider provides a flexible term insurance benefit to attained age 100 on the life of the insured. The Contract owner specifies the amount of term rider coverage he or she desires. This amount is called the rider coverage amount and is the maximum death benefit payable under the rider. The sum of the base Contract's basic insurance amount and the rider coverage amount equals the target coverage amount. The Rider death benefit fluctuates as the base Contract's death benefit changes, as described below. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

When the Contract Fund has not grown to the point where the base Contract's death benefit is increased to satisfy the Internal Revenue Code's definition of life insurance, the rider death benefit equals the rider coverage amount. However, once the Contract Fund has grown to the point where the base Contract's death benefit begins to vary as required by the Internal Revenue Code's definition of life insurance, the rider's death benefit will decrease (or increase) dollar for dollar as the base Contract's death benefit increases (or decreases). It is possible for the Contract Fund and, consequently, the base Contract's death benefit to grow to the point where the rider death benefit is reduced to zero. As we state above, however, the rider death benefit will never increase beyond the rider coverage amount. In addition, you may change the rider coverage amount once each Contract year while the rider is inforce.

================================================================================
        $500,000 BASIC INSURANCE AMOUNT AND $500,000 TARGET TERM RIDER
                              TYPE A DEATH BENEFIT

                      [GRAPHICAL REPRESENTATION OF CHART]

================================================================================

The following factors should be considered when adding a Target Term Rider to your contract.

     1. The sales expense charge for a Contract with a Target Term Rider is less than that for an all base policy with the same death benefit. This is because the sales expense charge is based on the Target Premium (referred to as "segment allocation amount" in your Contract) of the Contract's basic insurance amount (BIA) only. For example, consider two identical $1,000,000 policies; the first with a $1,000,000 BIA and the other with a $500,000 BIA and $500,000 of rider coverage amount. The sales expense charge for the first policy will be based on the Target Premium of a $1,000,000 BIA while the sales expense charge for the second policy will be based on the Target Premium of a $500,000 BIA only. See CHARGES AND EXPENSES, page 15.

     2. The current Cost of Insurance (COI) is different for the base policy and for the rider coverage amount. Cost of Insurance is determined by multiplying the COI rates by the Contract's "net amount of risk". The "net amount of risk" is the amount by which the Contract's death benefit exceeds the Contract Fund . The COI rates for both the base policy and the Target Term Rider will increase annually. However, current COI rates for the Target Term Rider are less than the current rates for the base policy death benefit for the first ten years, but are greater thereafter.

     3. You may increase or decrease both your basic insurance amount and rider coverage amount in later years subject to the underwriting requirements determined by Pruco Life of New Jersey. See INCREASES IN BASIS INSURANCE AMOUNT, page 22 and DECREASES IN BASIS INSURANCE AMOUNT, page 23. Increasing your basic insurance amount in later years increases your sales expense charges on any premiums paid after the effective date of the increase for that portion of the premium allocated to the new coverage segment.

     4. The amount and timing of premium payments you make under the contract will be a factor in determining the relative performance of a Contract with and without a Target Term Rider.

     5. Investment experience will be a factor in determining the relative performance of a Contract with and without a Target Term Rider.

The five factors outlined above can have opposite effects on the financial performance of a Contract, including the amount of the Contract's cash value and death benefit. It is important that you ask your Pruco Life of New Jersey representative to see illustrations based on different combinations of all of the above. You can then discuss with your Pruco Life of New Jersey representative how these combinations may address your objectives.

PREMIUMS

The Contract is a flexible premium contract. The minimum initial premium is due on or before the Contract date. It is the premium needed to start the Contract. There is no insurance under the Contract unless the minimum initial premium is paid. Thereafter, you decide when to make premium payments and, subject to a $25 minimum, in what amounts. We reserve the right to refuse to accept any payment that increases the death benefit by more than it increases the Contract Fund. See HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18, HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19 and HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY, page 19. There are circumstances under which the payment of premiums in amounts that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

We can bill you for the amount you select annually, semi-annually, quarterly or monthly. Because the Contract is a flexible premium contract, there are no premium due dates. When you receive a premium notice, you are not required to pay this amount. The Contract will remain inforce if the Contract Fund is greater than zero and more than any Contract debt. When you apply for the Contract, you should discuss with your Pruco Life of New Jersey representative how frequently you would like to be billed (if at all) and for what amount.

ALLOCATION OF PREMIUMS

On the Contract date, we deduct the charge for sales expenses and the charge for taxes attributable to premiums (in New York this is called a premium based administrative charge) from the initial premium. See CHARGES AND EXPENSES, page
15. Also on the Contract date, the remainder of the initial premium and any other premium received during the short-term cancellation right ("free-look") period, will be allocated to the Money Market Subaccount and the first monthly deductions are made. At the end of the "free-look" period, these funds will be allocated among the subaccounts according to your desired allocation, as specified in the application form. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 10. If the first premium is received before the Contract date, there will be a period during which the Contract owner's initial premium will not be invested.

The charge for sales expenses and the charge for taxes attributable to premiums (in New York this is called a premium based administrative charge) also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the valuation period in which it is received at a Home Office, in accordance with the allocation you previously designated. Provided the Contract is not in default, you may change the way in which subsequent premiums are allocated by giving written notice to a Home Office or by telephoning a Home

Office, provided you are enrolled to use the Telephone Transfer System. There is no charge for reallocating future premiums. All percentage allocations must be in whole numbers. For example, 33% can be selected but 33 1/3% cannot. Of course, the total allocation to all selected investment options must equal 100%.

TRANSFERS

You may, up to 12 times each Contract year, transfer amounts from one subaccount to another subaccount without charge. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Contract year. All or a portion of the amount credited to a subaccount may be transferred.

Transfers will take effect as of the end of the valuation period in which a proper transfer request is received at a Home Office. The request may be in terms of dollars, such as a request to transfer $5,000 from one subaccount to another, or may be in terms of a percentage reallocation among subaccounts. In the latter case, as with premium reallocations, the percentages must be in whole numbers. You may transfer amounts by proper written notice to a Home Office or by telephone, provided you are enrolled to use the Telephone Transfer System. You will automatically be enrolled to use the Telephone Transfer System unless the Contract is jointly owned or you elect not to have this privilege. Telephone transfers may not be available on Contracts that are assigned (see ASSIGNMENT, page 29), depending on the terms of the assignment.

We will use reasonable procedures, such as asking you to provide certain personal information provided on your application for insurance, to confirm that instructions given by telephone are genuine. We will not be held liable for following telephone instructions that we reasonably believe to be genuine. Pruco Life of New Jersey cannot guarantee that you will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change.

The Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the investment option or to the disadvantage of other contract owners. If such a pattern were to be found, we may modify your right to make transfers by restricting the number, timing and amount of transfers. We also reserve the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one contract owner.

DOLLAR COST AVERAGING

Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market Subaccount into other subaccounts available under the Contract. You may choose to have periodic transfers made monthly, quarterly, semi-annually or annually. DCA transfers will not begin until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 10.

Each automatic transfer will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for Dollar Cost Averaging, at which time the remaining amount will be transferred; or (2) you give us notification of a change in DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice.

AUTO-REBALANCING

As an administrative practice, we are currently offering a feature called Auto-Rebalancing. This feature allows you to automatically rebalance subaccount assets at specified intervals based on percentage allocations that you choose. For example, suppose your initial investment allocation of subaccounts X and Y is split 40% and 60%, respectively. Then, due to investment results, that split changes. You may instruct that those assets be rebalanced to your original or different allocation percentages. Auto-Rebalancing is not available until the end of the "free-look" period. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 10.

Auto-Rebalancing can be performed on a monthly, quarterly, semi-annual or annual basis. Each rebalance will take effect as of the end of the valuation period on the date coinciding with the periodic timing you designate provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the valuation period which immediately follows that date. Currently, a transfer that occurs under the Auto-Rebalancing feature is not counted towards the 12 free transfers permitted each Contract year. We reserve the right to change this practice, modify the requirements or discontinue the feature.

CHARGES AND EXPENSES

This section provides a more detailed description of each charge that is described briefly in the chart on page 3.

In several instances we will use the terms "maximum charge" and "current charge." The "maximum charge," in each instance, is the highest charge that Pruco Life of New Jersey is entitled to make under the Contract. The "current charge" is the lower amount that Pruco Life of New Jersey is now charging. If circumstances change, we reserve the right to increase each current charge, up to the maximum charge, without giving any advance notice.

DEDUCTIONS FROM PREMIUM PAYMENTS

(a) We charge up to 7.5% for taxes attributable to premiums (in New York this is called a premium based administrative charge). For these purposes, "taxes attributable to premiums" shall include any federal, state or local income, premium, excise, business or any other type of tax (or component thereof) measured by or based upon the amount of premium received by Pruco Life of New Jersey. That charge is made up of two parts which currently equal a total of 3.75% of the premiums received. The first part is a charge for state and local premium taxes. The current amount for this first part is 2.5% of the premium. Tax rates vary from jurisdiction to jurisdiction and generally range from 0.75% to 5%. Pruco Life of New Jersey may collect more for this charge than it actually pays for state and local premium taxes. The second part is for federal income taxes measured by premiums, and it is currently equal to 1.25% of premiums. We believe that this charge is a reasonable estimate of an increase in its federal income taxes resulting from a 1990 change in the Internal Revenue Code. It is intended to recover this increased tax.

(b) We will deduct a charge for sales expenses. This charge, often called a "sales load", is deducted to compensate us for the cost of selling the Contracts, including commissions, advertising and the printing and distribution of prospectuses and sales literature. A portion of the sales load may be returned to you if the Contract is surrendered during the first four Contract years. See RETURN OF SALES CHARGES, below.

      The amount used to determine the charge for sales expenses is called the Target Premium (referred to as "segment allocation amount" in your Contract). Target Premiums vary by the age, sex, smoking status, and rating class of the insured and will drop to zero after 10 years. Each coverage segment has its own Target Premium. Target Premiums for each coverage segment are shown in the Segment Table located in the data pages of your Contract.

      For the first ten years of each coverage segment we charge up to 15% of premiums received each year up to the Target Premium and up to 2% on any excess. In years 11 and later of each coverage segment, we charge up to 2% of premiums received. Currently, we charge 13 1/2% of premiums received up to the Target Premium and 2% of any excess for the first 10 years of each coverage segment. In years 11 and later of each coverage segment, we currently charge 2% of premiums received. For information on determining the sales expense charge if there are two or more coverage segments in effect, see INCREASES IN BASIC INSURANCE AMOUNT, page 22.

      Attempting to structure the timing and amount of premium payments to reduce the potential sales load may increase the risk that your Contract will lapse without value. In addition, there are circumstances where payment of premiums that are too large may cause the Contract to be characterized as a Modified Endowment Contract, which could be significantly disadvantageous. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

RETURN OF SALES CHARGES

If the Contract is fully surrendered within the first four Contract years and it is not in default, Pruco Life of New Jersey will return 50% of any sales charges deducted from premiums paid within 24 months prior to the date Pruco Life of New Jersey receives the surrender request at a Home Office.

DEDUCTIONS FROM PORTFOLIOS

We deduct an investment advisory fee daily from each portfolio of the Funds at a rate, on an annualized basis, ranging from 0.35% for the Series Fund Stock Index Portfolio to 1.05% for the T. Rowe Price International Stock Portfolio. The expenses incurred in conducting the investment operations of the portfolios (such as custodian fees and preparation and distribution of annual reports) are paid out of the portfolio's income. These expenses also vary from portfolio to portfolio.

The total expenses of each portfolio for the year ended December 31, 1998, expressed as a percentage of the average assets during the year, are shown below:

============================================ ===================== =================== ===================
                                              INVESTMENT ADVISORY
PORTFOLIO                                             FEE            OTHER EXPENSES      TOTAL EXPENSES
============================================ ===================== =================== ===================
SERIES FUND
  MONEY MARKET                                       0.40%                0.01%               0.41%
  DIVERSIFIED BOND                                   0.40%                0.02%               0.42%
  CONSERVATIVE BALANCED                              0.55%                0.02%               0.57%
  FLEXIBLE MANAGED                                   0.60%                0.01%               0.61%
  HIGH YIELD BOND                                    0.55%                0.03%               0.58%
  STOCK INDEX                                        0.35%                0.02%               0.37%
  EQUITY INCOME                                      0.40%                0.02%               0.42%
  EQUITY                                             0.45%                0.02%               0.47%
  PRUDENTIAL JENNISON                                0.60%                0.03%               0.63%
  GLOBAL                                             0.75%                0.11%               0.86%
AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. VALUE FUND                                0.61%                0.05%               0.66%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
  VP VALUE PORTFOLIO (1)                             1.00%                0.00%               1.00%
JANUS ASPEN SERIES
  GROWTH PORTFOLIO (2)                               0.65%                0.03%               0.68%
MFS VARIABLE INSURANCE TRUST
  EMERGING GROWTH SERIES                             0.75%                0.10%               0.85%
T. ROWE PRICE INTERNATIONAL SERIES, INC.
  INTERNATIONAL STOCK PORTFOLIO (3)                  1.05%                0.00%               1.05%
============================================ ===================== =================== ===================

----------
(1)  Fees are all-inclusive.

(2) The fees and expenses in the table above are based on gross expenses of the Portfolio before expense offset arrangements for the fiscal year ended December 31, 1998. The information for the Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Portfolio reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the management fee, other expenses and total operating expenses for the Portfolio would have been 0.72%, 0.03% and 0.75%, respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.

(3) The investment management fee includes the ordinary expenses of operating the Fund.

THE EXPENSES RELATING TO THE FUNDS (OTHER THAN THOSE OF THE SERIES FUND) HAVE BEEN PROVIDED TO PRUCO LIFE OF NEW JERSEY BY THE FUNDS. PRUCO LIFE OF NEW JERSEY HAS NOT INDEPENDENTLY VERIFIED THEM.

DAILY DEDUCTION FROM THE CONTRACT FUND

Each day we deduct a charge from the assets of each of the subaccounts in an amount equivalent to an effective annual rate of up to 0.50%. Currently, we intend to charge 0.20%. This charge is intended to compensate Pruco Life of New Jersey for assuming mortality and expense risks under the Contract. The mortality risk assumed is that insureds may live for shorter periods of time than Pruco Life of New Jersey estimated when it determined what mortality charge to make. The expense risk assumed is that expenses incurred in issuing and administering the Contract will be greater than Pruco Life of New Jersey estimated in fixing its administrative charges.

MONTHLY DEDUCTIONS FROM THE CONTRACT FUND

Pruco Life of New Jersey deducts the following monthly charges proportionately from the dollar amounts held in each of the chosen investment option[s].

(a) An administrative charge based on the basic insurance amount is deducted. The charge is intended to compensate us for things like processing claims, keeping records and communicating with Contract owners. Currently, the charge is equal to $10 per month. Pruco Life of New Jersey reserves the right, however to charge up to $10 per Contract plus $0.05 per $1,000 of basic insurance amount each month. For example, a Contract with a basic insurance amount of $100,000 would currently have a charge equal to $10. The maximum charge for this same Contract would be $10 plus $5 for a total of $15 per month.

(b) A cost of insurance ("COI") charge is deducted. When an insured dies, the amount payable to the beneficiary (assuming there is no Contract debt) is larger than the Contract Fund - significantly larger if the insured dies in the early years of a Contract. The cost of insurance charges collected from all Contract owners enables Pruco Life of New Jersey to pay this larger death benefit. The maximum COI charge is determined by multiplying the "net amount at risk" under a Contract (the amount by which the Contract's death benefit exceeds the Contract Fund) by maximum COI rates. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Tables and an insured's current attained age, sex (except where unisex rates apply), smoker/non-smoker status, and extra rating class, if any. At most ages, Pruco Life of New Jersey's current COI rates are lower than the maximum rates. For additional information, see INCREASES IN BASIC INSURANCE AMOUNT, page 22.

(c) You may add a Target Term Rider to the Contract. If you add this rider to the basic Contract, additional charges will be deducted.

(d) If an insured is in a substandard risk classification (for example, a person in a hazardous occupation), additional charges will be deducted.

TRANSACTION CHARGES

(a) We currently charge an administrative processing fee equal to the lesser of $25 or 2% of the withdrawal amount in connection with each withdrawal.

(b) We currently do not charge an administrative processing fee in connection with a change in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25 for any change in basic insurance amount.

(c) We will charge an administrative processing fee of up to $25 for each transfer exceeding 12 in any Contract year.

(d) We may charge an administrative processing fee of up to $25 for any change in the Target Term Rider coverage amount for Contracts with this rider.

HOW A CONTRACT'S SURRENDER VALUE WILL VARY

You may surrender the Contract for its surrender value. The Contract's surrender value on any date will be the Contract Fund less any Contract debt plus any return of sales charges. See CONTRACT LOANS, page 26 and RETURN OF SALES CHARGES, page 16. The Contract Fund value changes daily, reflecting: (1) increases or decreases in the value of the Fund portfolios in which the assets of the subaccount[s] have been invested; (2) interest credited on any loan; and
(3) the daily asset charge for mortality and expense risks assessed against the subaccounts. The Contract Fund value also changes to reflect the receipt of premium payments and the monthly deductions described under CHARGES AND EXPENSES, page 15. Upon request, Pruco Life of New Jersey will tell you the surrender value of your Contract. It is possible for the surrender value of a Contract to decline to zero because of unfavorable investment performance or outstanding Contract debt.

The tables on pages T1 through T10 of this prospectus illustrate approximately what the surrender values would be for representative Contracts, assuming hypothetical uniform investment results in the Fund portfolios. See ILLUSTRATIONS OF SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS, page 24.

HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY

As described earlier, there are three types of death benefit available under the
Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit and; (3) Type C, a return of premium death benefit. A Type B (variable) death benefit varies with investment performance while Type A (fixed) and Type C (return of premium) death benefits do not, unless they must be increased to comply with the Internal Revenue Code's definition of life insurance.

Under a Type A (fixed) Contract, the death benefit is generally equal to the basic insurance amount. If the Contract is kept inforce for several years, depending on how much premium you pay, and/or if investment performance is reasonably favorable, the Contract Fund may grow to the point where Pruco Life of New Jersey will increase the death benefit in order to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type A (fixed) Contract will always be the greater of:

            (1) the basic insurance amount; and

            (2) the Contract Fund before the deduction of any monthly charges due on that date plus any return of sales charges, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on the data pages of your Contract. The second provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates at different ages how the attained age factor affects the death benefit for different Contract Fund amounts. The table assumes that a $250,000 Type A (fixed) Contract was issued when the insured was a male nonsmoker, age 35.


                          TYPE A (FIXED) DEATH BENEFIT
------------------------------------------------------------------------------
             IF                                   THEN
-------------------------- ---------------------------------------------------
                               THE         THE CONTRACT FUND
     THE         AND THE     ATTAINED        MULTIPLIED BY
   INSURED      CONTRACT       AGE          THE ATTAINED AGE    AND THE DEATH
   IS AGE        FUND IS    FACTOR IS **       FACTOR IS          BENEFIT IS
------------- ------------ -------------- ------------------- ----------------
     40         $ 25,000        3.57             89,250           $250,000
     40         $ 75,000        3.57            267,750           $267,750*
     40         $100,000        3.57            357,000           $357,000*
------------- ------------ -------------- ------------------- ----------------
     60         $ 75,000        1.92            144,000           $250,000
     60         $125,000        1.92            240,000           $250,000
     60         $150,000        1.92            288,000           $288,000*
------------- ------------ -------------- ------------------- ----------------
     80         $150,000        1.26            189,000           $250,000
     80         $200,000        1.26            252,000           $252,000*
     80         $225,000        1.26            283,500           $283,500*
------------- ------------ -------------- ------------------- ----------------
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 60, and the Contract Fund is $150,000, the death benefit will be $288,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $1.92. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund.

HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY

Under a Type B (variable) Contract, while the Contract is inforce, the death benefit will never be less than the basic insurance amount, but will also vary, immediately after it is issued, with the investment results of the selected investment options. The death benefit may be further increased to ensure that the Contract will satisfy the Internal Revenue Code's definition of life insurance.

The death benefit under a Type B (variable) Contract will always be the greater of:

            (1) the basic insurance amount plus the Contract Fund before the deduction of any monthly charges due on that date; and

            (2) the Contract Fund before the deduction of any monthly charges due on that date plus any return of sales charges, multiplied by the attained age factor that applies.

For purposes of computing the death benefit, if the Contract Fund is less than zero we will consider it to be zero. A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough to be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type B (variable) Contract was issued when the insured was a male nonsmoker, age 35.


                         TYPE B(VARIABLE) DEATH BENEFIT
------------------------------------------------------------------------------
             IF                                   THEN
-------------------------- ---------------------------------------------------
                               THE         THE CONTRACT FUND
     THE         AND THE     ATTAINED        MULTIPLIED BY
   INSURED      CONTRACT       AGE          THE ATTAINED AGE    AND THE DEATH
   IS AGE        FUND IS    FACTOR IS **       FACTOR IS          BENEFIT IS
------------- ------------ -------------- ------------------- ----------------
     40         $ 25,000        3.57             89,250           $275,000
     40         $ 75,000        3.57            267,750           $325,000
     40         $100,000        3.57            357,000           $357,000*
------------- ------------ -------------- ------------------- ----------------
     60         $ 75,000        1.92            144,000           $325,000
     60         $125,000        1.92            240,000           $375,000
     60         $150,000        1.92            288,000           $400,000
------------- ------------ -------------- ------------------- ----------------
     80         $150,000        1.26            189,000           $400,000
     80         $200,000        1.26            252,000           $450,000
     80         $225,000        1.26            283,500           $475,000
------------- ------------ -------------- ------------------- ----------------
* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
** Assumes the Contract Owner selected the Cash Value Accumulation Test.
------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the Contract Fund is $100,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund.

HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY

Under a Type C (return of premium) Contract, while the Contract is inforce, the death benefit will be the greater of:

            (1) the basic insurance amount plus the total premiums paid into the
                Contract less any withdrawals, accumulated at an interest rate (between 0% and 8%; in 1/2% increments) chosen by the Contract owner to the date of death; and

            (2) the Contract Fund before the deduction of monthly charges due on that date plus any return of sales charges, multiplied by the attained age factor that applies.

A listing of attained age factors can be found on the data pages of your Contract. The latter provision ensures that the Contract will always have a death benefit large enough so that the Contract will be treated as life insurance for tax purposes under current law. Before the Contract is issued, the Contract owner may choose between two methods that we use to determine the tax treatment of the Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27, for a discussion of these methods and the impact of each on the Contract's values, benefits and tax status.

Unlike Type A and Type B Contracts, the death benefit of a Type C Contract may be less than the basic insurance amount in the event total withdrawals plus interest is greater than total premiums paid plus interest.

The following table illustrates various attained age factors and Contract Funds and the corresponding death benefits. The table assumes a $250,000 Type C (return of premium) Contract was issued when the insured was a male nonsmoker, age 35.

                         TYPE C (RETURN OF PREMIUM) DEATH BENEFIT
----------------------------------------------------------------------------------------------
                     IF                                             THEN
--------------------------------------------- ------------------------------------------------
                                AND THE
                             PREMIUMS PAID        THE        THE CONTRACT FUND
     THE         AND THE        LESS ANY        ATTAINED       MULTIPLIED BY
   INSURED      CONTRACT    WITHDRAWALS WITH      AGE         THE ATTAINED AGE  AND THE DEATH
   IS AGE        FUND IS    INTEREST EQUALS    FACTOR IS **      FACTOR IS        BENEFIT IS
------------- ------------ ------------------ -------------- ----------------- ---------------
     40         $ 25,000        $ 15,000           3.57            89,250         $265,000
     40         $ 75,000        $ 60,000           3.57           267,750         $310,000
     40         $100,000        $ 80,000           3.57           357,000         $357,000*
 ------------- ------------ ----------------- -------------- ----------------- ---------------
     60          $75,000        $ 60,000           1.92           144,000         $310,000
     60         $125,000        $100,000           1.92           240,000         $350,000
     60         $150,000        $125,000           1.92           288,000         $375,000
------------- ------------ ------- ---------- -------------- ----------------- ---------------
     80         $150,000        $125,000           1.26           189,000         $375,000
     80         $200,000        $150,000           1.26           252,000         $400,000
     80         $225,000        $175,000           1.26           283,500         $425,000
------------- ------------ ------------------ -------------- ----------------- ---------------
 *  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.
 ** Assumes the Contract owner selected the Cash Value Accumulation Test.
 ---------------------------------------------------------------------------------------------

This means, for example, that if the insured has reached the age of 40, and the premiums paid with interest less any withdrawals equals $80,000, the death benefit will be $357,000, even though the basic insurance amount is $250,000. In this situation, for every $1 increase in the Contract Fund, the death benefit will be increased by $3.57. We reserve the right to refuse to accept any premium payment that increases the death benefit by more than it increases the Contract Fund.

SURRENDER OF A CONTRACT

A Contract may be surrendered for its net cash value (or for a fixed reduced paid-up insurance benefit in New York state) while the insured is living. To surrender a Contract, we may require you to deliver or mail the Contract with a written request in a form that meets Pruco Life of New Jersey's needs, to a Home Office. The surrender value of a surrendered Contract will be determined as of the end of the valuation period in which such a request is received in a Home Office. If the Contract is fully surrendered within the first four Contract years, you may be entitled to a return of sales charges. See CHARGES AND EXPENSES, page 15. Surrender of a Contract may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

Fixed reduced paid-up insurance (available in New York state only) provides paid-up insurance, the amount of which will be paid when the insured dies. There will be cash values and loan values. The loan interest rate for fixed reduced paid-up insurance is 5%. Upon surrender of the Contract, the amount of fixed reduced paid-up insurance depends upon the net cash value and the insured's issue age, sex, smoker/non-smoker status, and the length of time since the Contract date.

WITHDRAWALS

Under certain circumstances, you may withdraw a portion of the Contract's net cash value without surrendering the Contract. The withdrawal amount is limited by the requirement that the net cash value after the withdrawal may not be zero or less than zero. The amount withdrawn must be at least $500. There is an administrative processing fee for each withdrawal which is the lesser of: (a) $25 and; (b) 2% of the withdrawal amount. An amount withdrawn may not be repaid except as a premium subject to the applicable charges. Upon request, we will tell you how much you may withdraw. Withdrawal of the net cash value may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

Generally, whenever a withdrawal is made, the death benefit will be immediately reduced by at least the amount of the withdrawal. Withdrawals under Type B (variable) and Type C (return of premium) Contracts, will not change the basic insurance amount. However, under a Type A (fixed) Contract, the withdrawal may require a reduction in the basic insurance amount, unless you provide evidence that the insured is insurable for the increase in net amount at risk. In addition, no withdrawal will be permitted under a Type A (fixed) Contract if it would result in a basic insurance amount of less than the minimum basic insurance amount. Furthermore, the sum of the basic insurance amount and the Target Term Rider must equal or exceed $100,000. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT, page 9. It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Before making any withdrawal which causes a decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

When a withdrawal is made, the Contract Fund is reduced by the sum of the cash withdrawn and the withdrawal fee. An amount equal to the reduction in the Contract Fund will be withdrawn proportionally from the investment options unless you direct otherwise.

Withdrawal of the cash value increases the risk that the Contract Fund may be insufficient to provide Contract benefits. If such a withdrawal is followed by unfavorable investment experience, the Contract may go into default.

LAPSE AND REINSTATEMENT

Pruco Life of New Jersey will determine the value of the Contract Fund on each Monthly date. If the Contract Fund is zero or less, the Contract is in default. If the Contract debt ever grows to be equal to or more than the Contract Fund, the Contract will be in default. Should this happen, Pruco Life of New Jersey will send you a notice of default setting forth the payment which we estimate will keep the Contract inforce for three months from the date of default. This payment must be received at a Home Office within the 61-day grace period after the notice of default is mailed or the Contract will end and have no value. A Contract that lapses with an outstanding Contract loan may have tax consequences. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

A Contract that ended in default may be reinstated within 5 years after the date of default if the following conditions are met: (1) renewed evidence of insurability is provided on the insured; (2) submission of certain payments sufficient to bring the Contract up to date plus a premium that we estimate will cover all charges and deductions for the next three months; and (3) any Contract debt with interest to date must be restored or paid back. If the Contract debt is restored and the debt with interest would exceed the loan value of the reinstated Contract, the excess must be paid to us before reinstatement. The reinstatement date will be the Monthly date that coincides with or next follows the date we approve your request. We will deduct all required charges from your payment and the balance will be placed into your Contract Fund.

INCREASES IN BASIC INSURANCE AMOUNT

Subject to state approval and subject to the underwriting requirements determined by Pruco Life of New Jersey, you may increase the amount of insurance by increasing the basic insurance amount of the Contract. We will allow up to 98 increases during the life of the Contract. The following conditions must be met:
(1) you must ask for the change in a form that meets Pruco Life of New Jersey's needs; (2) the amount of the increase must be at least equal to the minimum increase in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of the Contract; (3) you must prove to us that the insured is insurable for any increase; (4) the Contract must not be in default; and (5) if we ask you to do so, you must send us the Contract to be endorsed.

If we approve the change, we will send you new Contract data pages showing the amount and effective date of the change and the recomputed charges, values and limitations. If the insured is not living on the effective date, the change will not take effect. No administrative processing charge is currently being made in connection with an increase in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25.

Furthermore, you may establish a schedule under which the basic insurance amount increases on designated Contract anniversaries. The schedule of increases must meet the following conditions:

     (1) The amount of each scheduled increase must be at least equal to the minimum increase in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of the Contract.

     (2)  The amount of each scheduled increase cannot exceed:

          (a) 20% of the underwritten death benefit (at issue, the underwritten death benefit is equal to the face amount on the Contract date) for increases scheduled to take place at attained ages up to and including 65;

          (b) 10% of the underwritten death benefit for increases scheduled to take place at attained ages from 66 up to and including 70.

     (3)  Increases cannot be scheduled to take place after attained age 70.

     (4) The total face amount including scheduled increases can never exceed 4 times the underwritten death benefit for fully underwritten Contracts or 2 times the underwritten death benefit for Contracts issued on a simplified issue or guaranteed issue basis.

These are our current guidelines. We reserve the right to change these conditions.

For sales load purposes, the Target Premium (referred to as "segment allocation amount" in your Contract) is calculated separately for each coverage segment. When premiums are paid, each premium payment is allocated to each coverage segment based on the proportion of its Target Premium to the total of all Target Premiums currently in effect. Currently, the sales load charge for each segment is equal to 13 1/2% of the allocated premium paid in each Contract year up to the Target Premium and 2% on any excess. See CHARGES AND EXPENSES, page 15.

The COI rates for an increase in basic insurance amount are based upon 1980 CSO Tables, the age at the increase effective date and the number of years since then, sex (except where unisex rates apply), smoker/nonsmoker status, and extra rating class, if any. The net amount at risk for the whole Contract (the death benefit minus the Contract Fund) is allocated to each basic insurance amount segment based on the proportion of its basic insurance amount to the total of all basic insurance amount segments. In addition, the attained age factor for a Contract with an increase in basic insurance amount is based on the Insured's attained age for the initial basic insurance amount segment. For a description of attained age factor, see HOW A TYPE A (FIXED) CONTRACT'S DEATH BENEFIT WILL VARY, page 18, HOW A TYPE B (VARIABLE) CONTRACT'S DEATH BENEFIT WILL VARY, page 19 and HOW A TYPE C (RETURN OF PREMIUM) CONTRACT'S DEATH BENEFIT WILL VARY, page 20.

Each Contract owner who elects to increase the basic insurance amount of his or her Contract will receive a "free-look" right which will apply only to the increase in basic insurance amount, not the entire Contract. This right is comparable to the right afforded to a purchaser of a new Contract except that, any cost of insurance charge for the increase in the basic insurance amount will be returned to the Contract Fund instead of a refund of premium. See SHORT-TERM CANCELLATION RIGHT OR "FREE-LOOK", page 10. Generally, the "free-look" right would have to be exercised no later than 10 days after receipt of the Contract as increased.

An increase in basic insurance amount may cause the Contract to be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Therefore, before increasing the basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

DECREASES IN BASIC INSURANCE AMOUNT

As explained earlier, you may make a withdrawal. See WITHDRAWALS, page 21. You also have the option of decreasing the basic insurance amount of your Contract without withdrawing any cash value. Contract owners who conclude that, because of changed circumstances, the amount of insurance is greater than needed will be able to decrease their amount of insurance protection, and the monthly deductions for the cost of insurance. The amount of the decrease must be at least equal to the minimum decrease in basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of your Contract. In addition, the basic insurance amount after the decrease must be at least equal to the minimum basic insurance amount shown under CONTRACT LIMITATIONS in the data pages of your Contract. No administrative processing charge is currently being made in connection with a decrease in basic insurance amount. We reserve the right to make such a charge in an amount of up to $25. See CHARGES AND EXPENSES, page 15. If we ask you to, you must send us your Contract to be endorsed. The Contract will be amended to show the new basic insurance amount, charges, values in the appropriate tables and the effective date of the decrease.

We may decline a reduction if we determine it would cause the Contract to fail to qualify as "life insurance" for purposes of Section 7702 of the Internal Revenue Code. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Furthermore, a decrease will not take effect if the insured is not living on the effective date.

It is important to note, however, that if the basic insurance amount is decreased, there is a possibility that the Contract might be classified as a Modified Endowment Contract. See TAX TREATMENT OF CONTRACT BENEFITS, page 27. Before requesting any decrease in basic insurance amount, you should consult with your tax adviser and your Pruco Life of New Jersey representative.

WHEN PROCEEDS ARE PAID

Pruco Life of New Jersey will generally pay any death benefit, cash value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received at a Home Office. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the end of the valuation period in which the necessary documents are received at a Home Office. However, Pruco Life of New Jersey may delay payment of proceeds from the subaccount[s] and the variable portion of the death benefit due under the Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

   ILLUSTRATIONS OF SURRENDER VALUES, DEATH BENEFITS, AND ACCUMULATED PREMIUMS

The following tables show how a Contract's death benefit and surrender values change with the investment experience of the Account. They are "hypothetical" because they are based, in part, upon several assumptions, which are described below. All the tables assume the following:

o a Contract bought by a 45 year old male, select, non-smoker, with no extra risks or substandard ratings, issued on a Guaranteed Issue basis.

o a given premium amount is paid on each Contract anniversary for seven years and no loans are taken.

o the Contract Fund has been invested in equal amounts in each of the 15 portfolios of the Funds.

The first two tables (pages T1 and T2) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 10. The first table assumes current charges will continue for the indefinite future while the second table assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 15.

The third and fourth tables (pages T3 and T4) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $5,000 basic insurance amount and a $995,000 Target Term Rider has been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 10. The third table assumes current charges will continue for the indefinite future while the fourth table assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 15.

The next two tables (pages T5 and T6) assume: (1) a Type A (fixed) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Guideline Premium Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 10. The fifth table assumes current charges will continue for the indefinite future while the sixth table assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 15.

The tables on pages T7 and T8 assume: (1) a Type B (variable) Contract has been purchased, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 10. The table on page T7 assumes current charges will continue for the indefinite future while the table on page T8 assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 15.

The last two tables (pages T9 and T10) assume: (1) a Type C (return of premium) Contract has been purchased with premiums accumulating at 6%, (2) a $1,000,000 basic insurance amount and no riders have been added to the Contract, and (3) a Cash Value Accumulation Test has been elected for definition of life insurance testing. See TAX TREATMENT OF CONTRACT BENEFITS, page 27 and TYPES OF DEATH BENEFIT, page 10. The table on page T9 assumes current charges will continue for the indefinite future while the table on page T10 assumes maximum contractual charges have been made from the beginning. See CHARGES AND EXPENSES, page 15.

Finally, there are four assumptions, shown separately, about the average investment performance of the portfolios. The first is that there will be a uniform 0% gross rate of return with the average value of the Contract Fund uniformly adversely affected by very unfavorable investment performance. The other three assumptions are that investment performance will be at a uniform gross annual rate of 4%, 8% and 12%. Actual returns will fluctuate from year to year. In addition, death benefits and surrender values would be different from those shown if investment returns averaged 0%, 4%, 8% and 12% but fluctuated from those averages throughout the years. Nevertheless, these assumptions help show how the Contract values will change with investment experience.

The first column in the following 10 tables (pages T1 through T10) shows the Contract year. The second column, to provide context, shows what the aggregate amount would be if the premiums had been invested to earn interest, after taxes, at 4% compounded annually. The next four columns show the death benefit payable in each of the years shown for the four different assumed investment returns. The last four columns show the surrender value payable in each of the years shown for the four different assumed investment returns.

A gross return (as well as the net return) is shown at the top of each column. The gross return represents the combined effect of investment income and capital gains and losses, realized or unrealized, of the portfolios before any reduction is made for investment advisory fees or other Fund expenses. The net return reflects average total annual expenses of the 15 portfolios of 0.64%, and the daily deduction from the Contract Fund of 0.20% per year for the tables based on current charges and 0.5% per year for the tables based on maximum charges. Thus, assuming current charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -0.84%, 3.16%, 7.16% and 11.16%, respectively. Assuming maximum charges, gross returns of 0%, 4%, 8% and 12% are the equivalent of net returns of -1.14%, 2.86%, 6.86% and 10.86%, respectively. The actual fees and expenses of the portfolios associated with a particular Contract may be more or less than 0.64% and will depend on which subaccounts are selected. The death benefits and surrender values shown reflect the deduction of all expenses and charges both from the Funds and under the Contract.

The Contract allows you to invest your net premium dollars in a variety of professionally managed funds. Fluctuating investment returns in these funds, together with the actual pattern of your premium payments, our Contract charges, and any loans and withdrawals you may make will generate different Contract values than those illustrated, even if the averages of the investment rates of return over the years were to match those illustrated. Because of this, we strongly recommend periodic Contract reviews with your Pruco Life of New Jersey representative. Reviews are an excellent way to monitor the performance of the policy against your expectations and to identify adjustments that may be necessary.

If you are considering the purchase of a variable life insurance contract from another insurance company, you should not rely upon these tables for comparison purposes. A comparison between two tables, each showing values for a 45 year old man, may be useful for a 45 year old man but would be inaccurate if made for insureds of other ages or sex. Your Pruco Life of New Jersey representative can provide you with a hypothetical illustration for your own age, sex, and rating class.

                                                            ILLUSTRATIONS
                                                            -------------

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                        USING CURRENT CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 48,483       $   51,197     $    53,910
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 95,154       $  103,370     $   111,914
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $137,682       $  154,274     $   172,219
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $179,763       $  207,734     $   239,208
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $214,014       $  256,507     $   306,267
     6         $  377,544         $1,000,000      $1,000,000     $ 1,003,751          $255,225       $  315,532     $   389,051
     7         $  449,565         $1,000,000      $1,000,000     $ 1,201,896          $296,007       $  377,585     $   480,759
     8         $  467,547         $1,000,000      $1,000,000     $ 1,292,874          $291,337       $  395,092     $   532,047
     9         $  486,249         $1,000,000      $1,000,000     $ 1,383,477          $286,474       $  413,367     $   588,713
    10         $  505,699         $1,000,000      $1,000,000     $ 1,484,991          $281,409       $  432,459     $   651,312
    15         $  615,260         $1,000,000      $1,071,214     $ 2,130,891          $251,845       $  541,017     $ 1,076,207
20 (Age 65)    $  748,558         $1,000,000      $1,164,409     $ 3,058,594          $210,928       $  673,069     $ 1,767,973
    25         $  910,735         $1,000,000      $1,286,999     $ 4,463,920          $156,236       $  835,714     $ 2,898,649
    30         $1,108,049         $1,000,000      $1,434,385     $ 6,569,066          $ 68,741       $1,031,932     $ 4,725,947
    35         $1,348,111         $        0(2)   $1,615,068     $ 9,765,705          $      0(2)    $1,261,772     $ 7,629,457
    40         $1,640,183         $        0      $1,835,817     $14,655,228          $      0       $1,529,847     $12,212,690
    45         $1,995,533         $        0      $2,096,742     $22,097,161          $      0       $1,839,247     $19,383,474

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 0%, the Contract would go into default in policy year 33, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T1

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                  USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 42,042        $ 44,461       $   46,882
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 83,525        $ 90,767       $   98,305
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $120,352        $134,915       $  150,684
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $156,629        $181,116       $  208,704
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $184,149        $221,277       $  264,812
     6         $  377,544         $1,000,000      $1,000,000     $ 1,000,000          $219,323        $271,929       $  336,158
     7         $  449,565         $1,000,000      $1,000,000     $ 1,038,310          $253,928        $324,989       $  415,324
     8         $  467,547         $1,000,000      $1,000,000     $ 1,107,268          $245,762        $335,843       $  455,666
     9         $  486,249         $1,000,000      $1,000,000     $ 1,174,597          $237,173        $346,876       $  499,829
    10         $  505,699         $1,000,000      $1,000,000     $ 1,249,718          $228,098        $358,065       $  548,122
    15         $  615,260         $1,000,000      $1,000,000     $ 1,712,552          $172,942        $415,573       $  864,925
20 (Age 65)    $  748,558         $1,000,000      $1,000,000     $ 2,336,628          $ 90,452        $471,897       $1,350,652
    25         $  910,735         $        0(2)   $1,000,000     $ 3,201,319          $      0(2)     $517,437       $2,078,778
    30         $1,108,049         $        0      $1,000,000     $ 4,379,173          $      0        $532,776       $3,150,484
    35         $1,348,111         $        0      $1,000,000     $ 5,997,667          $      0        $465,369       $4,685,677
    40         $1,640,183         $        0      $1,000,000     $ 8,248,146          $      0        $148,192       $6,873,455
    45         $1,995,533         $        0      $        0(2)  $11,378,593          $      0        $      0(2)    $9,981,222

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 6%, the Contract would go into default in policy year 42, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 24, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T2

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                   $1,000,000 TARGET COVERAGE AMOUNT($5,000 BASIC INSURANCE AMOUNT, $995,000 TARGET TERM RIDER)
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                        USING CURRENT CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 51,562       $   54,651     $    57,741
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $101,390       $  110,752     $   120,486
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $150,157       $  169,080     $   189,544
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $198,425       $  230,345     $   266,254
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $245,081       $  293,589     $   350,377
     6         $  377,544         $1,000,000      $1,000,000     $ 1,147,997          $292,387       $  361,246     $   444,960
     7         $  449,565         $1,000,000      $1,080,607     $ 1,373,982          $339,222       $  432,243     $   549,593
     8         $  467,547         $1,000,000      $1,099,624     $ 1,478,030          $334,368       $  452,520     $   608,243
     9         $  486,249         $1,000,000      $1,113,122     $ 1,581,651          $329,354       $  473,669     $   673,043
    10         $  505,699         $1,000,000      $1,130,248     $ 1,697,748          $324,170       $  495,723     $   744,626
    15         $  615,260         $1,000,000      $1,228,472     $ 2,436,409          $291,699       $  620,440     $ 1,230,509
20 (Age 65)    $  748,558         $1,000,000      $1,335,518     $ 3,497,315          $245,586       $  771,976     $ 2,021,569
    25         $  910,735         $1,000,000      $1,476,275     $ 5,104,392          $182,058       $  958,620     $ 3,314,540
    30         $1,108,049         $1,000,000      $1,645,473     $ 7,511,734          $ 76,656       $1,183,794     $ 5,404,125
    35         $1,348,111         $        0(2)   $1,852,871     $11,167,235          $      0(2)    $1,447,556     $ 8,724,403
    40         $1,640,183         $        0      $2,106,240     $16,758,614          $      0       $1,755,200     $13,965,511
    45         $1,995,533         $        0      $2,405,711     $25,268,771          $      0       $2,110,273     $22,165,589

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 0%, the Contract would go into default in policy year 33, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T3

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                   $1,000,000 TARGET COVERAGE AMOUNT($5,000 BASIC INSURANCE AMOUNT, $995,000 TARGET TERM RIDER)
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                  USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 45,525        $   48,371     $    51,218
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 90,440        $   98,979     $   107,866
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $134,190        $  151,389     $   170,007
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $177,348        $  206,299     $   238,905
     5         $  308,293         $1,000,000      $1,000,000     $ 1,000,000          $218,793        $  262,725     $   314,222
     6         $  377,544         $1,000,000      $1,000,000     $ 1,029,644          $260,782        $  323,077     $   399,087
     7         $  449,565         $1,000,000      $1,000,000     $ 1,231,001          $302,183        $  386,390     $   492,400
     8         $  467,547         $1,000,000      $1,000,000     $ 1,313,097          $293,761        $  400,624     $   540,369
     9         $  486,249         $1,000,000      $1,000,000     $ 1,393,272          $284,947        $  415,266     $   592,882
    10         $  505,699         $1,000,000      $1,000,000     $ 1,482,698          $275,681        $  430,316     $   650,306
    15         $  615,260         $1,000,000      $1,013,492     $ 2,033,504          $220,190        $  511,864     $ 1,027,022
20 (Age 65)    $  748,558         $1,000,000      $1,043,508     $ 2,776,008          $138,897        $  603,184     $ 1,604,629
    25         $  910,735         $1,000,000      $1,078,803     $ 3,804,597          $  4,483        $  700,522     $ 2,470,517
    30         $1,108,049         $        0(2)   $1,113,542     $ 5,205,578          $      0(2)     $  801,109     $ 3,745,020
    35         $1,348,111         $        0      $1,150,897     $ 7,130,562          $      0        $  899,138     $ 5,570,752
    40         $1,640,183         $        0      $1,194,559     $ 9,807,119          $      0        $  995,465     $ 8,172,599
    45         $1,995,533         $        0      $1,243,945     $13,530,182          $      0        $1,091,180     $11,868,581

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 0%, the Contract would go into default in policy year 26, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T4

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                        GUIDELINE PREMIUM TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                    ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS (3)
                                                        USING CURRENT CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year       Per Year(3)       (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000     $ 1,000,000          $ 48,483       $ 51,197       $    53,910
     2         $  116,115         $1,000,000      $1,000,000     $ 1,000,000          $ 95,154       $103,370       $   111,914
     3         $  177,679         $1,000,000      $1,000,000     $ 1,000,000          $137,682       $154,274       $   172,219
     4         $  241,705         $1,000,000      $1,000,000     $ 1,000,000          $179,763       $207,734       $   239,208
     5         $  255,646         $1,000,000      $1,000,000     $ 1,000,000          $172,385       $212,359       $   259,601
     6         $  265,872         $1,000,000      $1,000,000     $ 1,000,000          $168,828       $221,252       $   286,585
     7         $  276,507         $1,000,000      $1,000,000     $ 1,000,000          $165,077       $230,421       $   316,462
     8         $  287,567         $1,000,000      $1,000,000     $ 1,000,000          $161,123       $239,877       $   349,572
     9         $  299,070         $1,000,000      $1,000,000     $ 1,000,000          $156,932       $249,610       $   386,277
    10         $  311,032         $1,000,000      $1,000,000     $ 1,000,000          $152,495       $259,634       $   427,011
    15         $  378,419         $1,000,000      $1,000,000     $ 1,000,000          $125,225       $313,804       $   709,979
20 (Age 65)    $  460,404         $1,000,000      $1,000,000     $ 1,454,011          $ 84,602       $373,512       $ 1,191,812
    25         $  560,152         $1,000,000      $1,000,000     $ 2,322,243          $ 28,029       $441,561       $ 2,001,933
    30         $  681,510         $        0(2)   $1,000,000     $ 3,600,556          $      0(2)    $513,012       $ 3,365,005
    35         $  829,162         $        0      $1,000,000     $ 5,951,349          $      0       $577,792       $ 5,667,951
    40         $1,008,802         $        0      $1,000,000     $ 9,976,365          $      0       $625,256       $ 9,501,300
    45         $1,227,362         $        0      $1,000,000(2)  $16,592,333          $      0       $624,317(2)    $15,802,222

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 6%, the Contract would go into default in policy year 54, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 27, unless an additional premium payment was made.

 (3) The Guideline Premium Test limits the premium payable in policy year 5 to $4,108.12, and zero in years 6 and 7.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T5

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                        GUIDELINE PREMIUM TEST
                                                     TYPE A (FIXED) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                    ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS (3)
                                                  USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year       Per Year(3)       (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,000,000      $1,000,000      $1,000,000          $ 42,042        $ 44,461       $   46,882
     2         $  116,115         $1,000,000      $1,000,000      $1,000,000          $ 83,525        $ 90,767       $   98,305
     3         $  177,679         $1,000,000      $1,000,000      $1,000,000          $120,352        $134,915       $  150,684
     4         $  241,705         $1,000,000      $1,000,000      $1,000,000          $156,629        $181,116       $  208,704
     5         $  255,646         $1,000,000      $1,000,000      $1,000,000          $145,181        $179,943       $  221,114
     6         $  265,872         $1,000,000      $1,000,000      $1,000,000          $138,453        $183,659       $  240,201
     7         $  276,507         $1,000,000      $1,000,000      $1,000,000          $131,364        $187,182       $  261,097
     8         $  287,567         $1,000,000      $1,000,000      $1,000,000          $123,849        $190,449       $  283,978
     9         $  299,070         $1,000,000      $1,000,000      $1,000,000          $115,832        $193,381       $  309,037
    10         $  311,032         $1,000,000      $1,000,000      $1,000,000          $107,244        $195,908       $  336,512
    15         $  378,419         $1,000,000      $1,000,000      $1,000,000          $ 52,947        $199,407       $  521,353
20 (Age 65)    $  460,404         $        0(2)   $1,000,000      $1,015,673          $      0(2)     $174,339       $  832,518
    25         $  560,152         $        0      $1,000,000      $1,573,520          $      0        $ 84,903       $1,356,482
    30         $  681,510         $        0      $        0(2)   $2,369,493          $      0        $      0(2)    $2,214,480
    35         $  829,162         $        0      $        0      $3,820,857          $      0        $      0       $3,638,912
    40         $1,008,802         $        0      $        0      $6,218,175          $      0        $      0       $5,922,071
    45         $1,227,362         $        0      $        0      $9,971,753          $      0        $      0       $9,496,907

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 6%, the Contract would go into default in policy year 28, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 19, unless an additional premium payment was made.

 (3) The Guideline Premium Test limits the premium payable in policy year 5 to $4,108.12, and zero in years 6 and 7.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T6

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                                    TYPE B (VARIABLE) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                        USING CURRENT CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,044,789      $1,047,503     $ 1,050,216          $ 48,483       $ 51,197       $    53,910
     2         $  116,115         $1,087,625      $1,095,828     $ 1,104,358          $ 95,014       $103,217       $   111,747
     3         $  177,679         $1,129,923      $1,146,463     $ 1,164,352          $137,311       $153,852       $   171,741
     4         $  241,705         $1,171,667      $1,199,507     $ 1,230,831          $179,056       $206,895       $   238,220
     5         $  308,293         $1,212,843      $1,255,062     $ 1,304,498          $212,843       $255,062       $   304,498
     6         $  377,544         $1,253,445      $1,313,250     $ 1,386,144          $253,445       $313,250       $   386,144
     7         $  449,565         $1,293,449      $1,374,174     $ 1,476,627          $293,449       $374,174       $   476,627
     8         $  467,547         $1,287,940      $1,390,340     $ 1,526,582          $287,940       $390,340       $   526,582
     9         $  486,249         $1,282,170      $1,407,023     $ 1,581,785          $282,170       $407,023       $   581,785
    10         $  505,699         $1,276,132      $1,424,240     $ 1,642,812          $276,132       $424,240       $   642,812
    15         $  615,260         $1,240,481      $1,517,697     $ 2,096,714          $240,481       $517,697       $ 1,058,946
20 (Age 65)    $  748,558         $1,191,025      $1,620,344     $ 3,009,434          $191,025       $620,344       $ 1,739,557
    25         $  910,735         $1,126,927      $1,732,923     $ 4,392,153          $126,927       $732,923       $ 2,852,048
    30         $1,108,049         $1,030,374      $1,837,937     $ 6,463,437          $ 30,374       $837,937       $ 4,649,955
    35         $1,348,111         $        0(2)   $1,897,334     $ 9,608,659          $      0(2)    $897,334       $ 7,506,764
    40         $1,640,183         $        0      $1,856,842     $14,419,537          $      0       $856,842       $12,016,281
    45         $1,995,533         $        0      $1,614,159(2)  $21,741,771          $      0       $614,159(2)    $19,071,729

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 6%, the Contract would go into default in policy year 51, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 32, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T7

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                                    TYPE B (VARIABLE) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                  USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,037,800      $1,040,210     $ 1,042,623          $ 41,904        $ 44,315       $   46,728
     2         $  116,115         $1,074,892      $1,082,089     $ 1,089,580          $ 83,101        $ 90,298       $   97,790
     3         $  177,679         $1,111,264      $1,125,697     $ 1,141,322          $119,473        $133,906       $  149,531
     4         $  241,705         $1,146,895      $1,171,087     $ 1,198,335          $155,105        $179,297       $  206,545
     5         $  308,293         $1,181,765      $1,218,316     $ 1,261,162          $181,765        $218,316       $  261,162
     6         $  377,544         $1,215,831      $1,267,422     $ 1,330,381          $215,831        $267,422       $  330,381
     7         $  449,565         $1,249,045      $1,318,436     $ 1,406,623          $249,045        $318,436       $  406,623
     8         $  467,547         $1,239,413      $1,326,899     $ 1,443,555          $239,413        $326,899       $  443,555
     9         $  486,249         $1,229,277      $1,335,141     $ 1,483,847          $229,277        $335,141       $  483,847
    10         $  505,699         $1,218,574      $1,343,079     $ 1,527,788          $218,574        $343,079       $  527,788
    15         $  615,260         $1,154,197      $1,374,853     $ 1,814,671          $154,197        $374,853       $  814,671
20 (Age 65)    $  748,558         $1,062,224      $1,379,373     $ 2,254,175          $ 62,224        $379,373       $1,254,175
    25         $  910,735         $        0(2)   $1,324,163     $ 2,957,206          $      0(2)     $324,163       $1,920,263
    30         $1,108,049         $        0      $1,153,072     $ 4,043,686          $      0        $153,072       $2,909,127
    35         $1,348,111         $        0      $        0(2)  $ 5,537,753          $      0        $      0(2)    $4,326,370
    40         $1,640,183         $        0      $        0     $ 7,615,256          $      0        $      0       $6,346,047
    45         $1,995,533         $        0      $        0     $10,505,118          $      0        $      0       $9,215,016

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 6%, the Contract would go into default in policy year 33, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 23, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T8

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                           TYPE C (RETURN OF PREMIUM AT 6%) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                        USING CURRENT CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-0.84% Net)     (5.16% Net)    (11.16% Net)       (-0.84% Net)     (5.16% Net)    (11.16% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,058,014      $1,058,014     $ 1,058,014          $ 48,483       $ 51,197       $    53,910
     2         $  116,115         $1,119,508      $1,119,508     $ 1,119,508          $ 94,971       $103,181       $   111,719
     3         $  177,679         $1,184,693      $1,184,693     $ 1,184,693          $137,186       $153,750       $   171,668
     4         $  241,705         $1,253,788      $1,253,788     $ 1,253,788          $178,789       $206,686       $   238,083
     5         $  308,293         $1,327,029      $1,327,029     $ 1,327,029          $212,357       $254,690       $   304,280
     6         $  377,544         $1,404,665      $1,404,665     $ 1,404,665          $252,634       $312,644       $   385,833
     7         $  449,565         $1,486,958      $1,486,958     $ 1,486,958          $292,175       $373,244       $   476,224
     8         $  467,547         $1,516,176      $1,516,176     $ 1,516,176          $286,060       $389,000       $   526,128
     9         $  486,249         $1,547,146      $1,547,146     $ 1,547,146          $279,507       $405,167       $   581,351
    10         $  505,699         $1,579,975      $1,579,975     $ 1,579,975          $272,475       $421,740       $   642,506
    15         $  615,260         $1,776,138      $1,776,138     $ 2,100,333          $226,786       $508,772       $ 1,060,774
20 (Age 65)    $  748,558         $2,038,647      $2,038,647     $ 3,014,713          $149,804       $593,128       $ 1,742,609
    25         $  910,735         $2,389,944      $2,389,944     $ 4,399,860          $ 24,905       $660,913       $ 2,857,052
    30         $1,108,049         $        0(2)   $2,860,059     $ 6,474,781          $      0(2)    $645,653       $ 4,658,116
    35         $1,348,111         $        0      $3,489,179     $ 9,625,524          $      0       $355,487       $ 7,519,940
    40         $1,640,183         $        0      $        0(2)  $14,444,848          $      0       $      0(2)    $12,037,373
    45         $1,995,533         $        0      $        0     $21,779,936          $      0       $      0       $19,105,207

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 6%, the Contract would go into default in policy year 38, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 26, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T9

                                            PRUSELECT III VARIABLE LIFE INSURANCE CONTRACT
                                                     CASH VALUE ACCUMULATION TEST
                                           TYPE C (RETURN OF PREMIUM AT 6%) DEATH BENEFIT
                                         MALE GUARANTEED ISSUE SELECT PREFERRED ISSUE AGE 45
                                                  $1,000,000 BASIC INSURANCE AMOUNT
                                      ASSUME PAYMENT OF $54,730 ANNUAL PREMIUMS FOR SEVEN YEARS
                                                  USING MAXIMUM CONTRACTUAL CHARGES


                                              Death Benefit (1)                                 Surrender Value (1)
                                ----------------------------------------------     ----------------------------------------------
                                     Assuming Hypothetical Gross (and Net)              Assuming Hypothetical Gross (and Net)
                Premiums                 Annual Investment Return of                       Annual Investment Return of
   End of     Accumulated       ----------------------------------------------     ----------------------------------------------
   Policy    at 4% Interest         0% Gross       6% Gross        12% Gross           0% Gross       6% Gross        12% Gross
    Year        Per Year         (-1.14% Net)     (4.86% Net)    (10.86% Net)       (-1.14% Net)     (4.86% Net)    (10.86% Net)
 ----------  --------------     --------------  --------------  --------------     --------------  --------------  --------------
     1         $   56,919         $1,058,014      $1,058,014     $ 1,058,014          $ 41,850        $ 44,262       $   46,678
     2         $  116,115         $1,119,508      $1,119,508     $ 1,119,508          $ 82,906        $ 90,115       $   97,621
     3         $  177,679         $1,184,693      $1,184,693     $ 1,184,693          $119,022        $133,491       $  149,161
     4         $  241,705         $1,253,788      $1,253,788     $ 1,253,788          $154,243        $178,517       $  205,876
     5         $  308,293         $1,327,029      $1,327,029     $ 1,327,029          $180,294        $217,005       $  260,082
     6         $  377,544         $1,404,665      $1,404,665     $ 1,404,665          $213,495        $265,365       $  328,762
     7         $  449,565         $1,486,958      $1,486,958     $ 1,486,958          $245,510        $315,359       $  404,321
     8         $  467,547         $1,516,176      $1,516,176     $ 1,516,176          $234,337        $322,533       $  440,487
     9         $  486,249         $1,547,146      $1,547,146     $ 1,547,146          $222,240        $329,147       $  479,931
    10         $  505,699         $1,579,975      $1,579,975     $ 1,579,975          $209,064        $335,040       $  522,953
    15         $  615,260         $1,776,138      $1,776,138     $ 1,776,138          $120,122        $346,058       $  805,225
20 (Age 65)    $  748,558         $        0(2)   $2,038,647     $ 2,159,800          $      0(2)     $289,658       $1,248,440
    25         $  910,735         $        0      $2,389,944     $ 2,958,528          $      0        $ 54,663       $1,921,122
    30         $1,108,049         $        0      $        0(2)  $ 4,046,582          $      0        $      0(2)    $2,911,210
    35         $1,348,111         $        0      $        0     $ 5,541,723          $      0        $      0       $4,329,471
    40         $1,640,183         $        0      $        0     $ 7,620,718          $      0        $      0       $6,350,599
    45         $1,995,533         $        0      $        0     $10,512,657          $      0        $      0       $9,221,629

----------
 (1)   Assumes no Contract loan has been made.

 (2) Based on a gross return of 6%, the Contract would go into default in policy year 26, unless an additional premium payment was made. Based on a gross return of 0%, the Contract would go into default in policy year 20, unless an additional premium payment was made.

   The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors including the investment allocations made by an owner, prevailing interest rates, and rates of inflation. The death benefit and cash surrender value for a contract would be different from those shown if the actual rates of return averaged 0%, 6%, and 12% over a period of years, but also fluctuated above or below those averages for individual contract years. No representations can be made by Pruco Life of New Jersey or the Series Fund that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.


                                       T10

CONTRACT LOANS

You may borrow from Pruco Life of New Jersey an amount up to the current loan value of your Contract less any existing Contract debt using the Contract as the only security for the loan. The loan value at any time is equal to 90% of the Contract Fund value. A Contract in default has no loan value. The minimum loan amount you may borrow is $200.

Interest charged on a loan accrues daily. Interest is due on each Contract anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, it becomes part of the loan and we will charge interest on it, too. Except in the case of preferred loans, we charge interest at an effective annual rate of 5%.

A portion of any amount you borrow on or after the 10th Contract anniversary may be considered a preferred loan if the Contract has not been surrendered for fixed reduced paid-up insurance. Fixed reduced paid-up insurance is available only in the state of New York. See SURRENDER OF A CONTRACT, page 21. The maximum preferred loan amount is the total amount you may borrow minus the total net premiums paid (net premiums equal premiums paid less total withdrawals, if any). If the net premium amount is less than zero, we will, for purposes of this calculation, consider it to be zero. Only new loans borrowed after the 10th Contract anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.25%.

The Contract debt is the amount of all outstanding loans plus any interest accrued but not yet due. If at any time the Contract debt equals or exceeds the Contract Fund, the Contract will go into default. See LAPSE AND REINSTATEMENT, page 22. If the Contract debt equals or exceeds the Contract Fund and you fail to keep the Contract inforce, the amount of unpaid Contract debt will be treated as a distribution which may be taxable. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

When a loan is made, an amount equal to the loan proceeds is transferred out of the Account. Unless you ask us to take the loan amount from specific investment options and we agree, the reduction will be made in the same proportions as the value in each subaccount bears to the total value of the Contract. While a loan is outstanding, the amount that was so transferred will continue to be treated as part of the Contract Fund. It will be credited with an effective annual rate of return of 4%. On each Monthly date, we will increase the portion of the Contract Fund in the investment options by interest credits accrued on the loan since the last Monthly date. The net cost of a standard loan is 1% and the net cost of a preferred loan is 1/4%.

Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAX TREATMENT OF CONTRACT BENEFITS, page 27.

Any Contract debt will directly reduce a Contract's cash value and will be subtracted from the death benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future death benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under the Contract will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, Contract values will be higher than they would have been had no loan been made.

When you repay all or part of a loan, we will increase the portion of the Contract Fund in the investment options by the amount of the loan you repay using the investment allocation for future premium payments as of the loan payment date, plus interest credits accrued on the loan since the last transaction date. If loan interest is paid when due, it will not change the portion of the Contract Fund allocated to the investment options. We reserve the right to change the manner in which we allocate loan repayments.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Pruco Securities Corporation ("Prusec"), an indirect wholly-owned subsidiary of Prudential, acts as the principal underwriter of the Contract. Prusec, organized in 1971 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. Prusec's principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. The Contract is sold by registered representatives of Prusec who are also authorized by state insurance departments to do so. The Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Registered representatives of such other broker-dealers may be paid on a different basis than described below.

Generally, representatives will receive a commission of no more than: (1) 20% of the premiums received in the first year on premiums up to the Target Premium (referred to as "segment allocation amount" in your Contract); (2) 12% of premiums received in years two through 10 on premiums up to the Target Premium; and (3) 2% on premiums received in the first 10 years in excess of the Target Premium or received after 10 years. If the basic insurance amount is increased, representatives will generally receive a commission of no more than: (1) 20% of the premiums received up to the Target Premium for the increase received in the first year; (2) 12% of the premiums received up to the Target Premium for years two through 10; and (3) 2% on other premiums received for the increase. Moreover, trail commissions of up to 0.05% of the Contract Fund may be paid as of the end of each calendar quarter for years six through 20 and .025% thereafter. Representatives with less than 4 years of service may receive compensation on a different basis. Representatives who meet certain productivity or persistency standards may be eligible for additional compensation.

TAX TREATMENT OF CONTRACT BENEFITS

This summary provides general information on the federal income tax treatment of the Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. You should consult your own qualified tax adviser for complete information and advice.

TREATMENT AS LIFE INSURANCE. The Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Contract's investments. For further information on the diversification requirements, see TAXATION OF THE FUND in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, the Contract must satisfy one of the two following tests: (1) Cash Value Accumulation Test or (2) Guideline Premium Test. At issue, the Contract owner chooses which of these two tests will apply to their Contract. This choice cannot be changed thereafter.

Under the Cash Value Accumulation Test, the Contract must maintain a minimum ratio of death benefit to cash value. Therefore, in order to ensure that the Contract qualifies as life insurance, the Contract's basic insurance amount may increase as the Contract Fund value increases. The death benefit, at all times, must be at least equal to the Contract Fund multiplied by the applicable attained age factor. A listing of attained age factors can be found on the data pages of your Contract.

Under the Guideline Premium Test, there is a limit as to the amount of premium that can be paid into the Contract in relation to the death benefit. In addition, there is a minimum ratio of death benefit to cash value associated with this test. This ratio, however, is less than the required ratio under the Cash Value Accumulation test. Therefore, the death benefit required under this test is generally lower than that of the Cash Value Accumulation test.

The selection of the definition of life insurance test most appropriate for you is dependent on several factors, including the insured's age at issue, actual Contract earnings, and whether or not the Contract is classified as a Modified Endowment Contract. You should consult your own qualified tax adviser for complete information and advice with respect to the selection of the definition of life insurance test.

We believe we have taken adequate steps to insure that the Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

     o you will not be taxed on the growth of the funds in the Contract, unless you receive a distribution from the Contract, and

     o the Contract's death benefit will be income tax free to your beneficiary.

Although we believe that the Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, we reserve the right to make changes -- which will be applied uniformly to all Contract owners after advance written notice -- that we deem necessary to insure that the Contract will qualify as life insurance.

PRE-DEATH DISTRIBUTIONS. The tax treatment of any distribution you receive before the insured's death depends on whether the Contract is classified as a Modified Endowment Contract.

     CONTRACTS NOT CLASSIFIED AS MODIFIED ENDOWMENT CONTRACTS

          o If you surrender the Contract or allow it to lapse, you will be taxed on the amount you receive in excess of the premiums you paid less the untaxed portion of any prior withdrawals. For this purpose, you will be treated as receiving any portion of the cash value used to repay Contract debt. The tax consequences of a surrender may differ if you take the proceeds under an income payment settlement option.

          o Generally, you will be taxed on a withdrawal to the extent the amount you receive exceeds the premiums you paid for the Contract less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract years, all or a portion of a withdrawal may be taxed if the Contract Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

          o Loans you take against the Contract are ordinarily treated as debt and are not considered distributions subject to tax. However, there is some risk the Internal Revenue Service might assert that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and Contract's crediting rate. Were the Internal Revenue Service to take this position, Pruco Life of New Jersey would take reasonable steps to avoid this result, including modifying the Contract's loan provisions.

     MODIFIED ENDOWMENT CONTRACTS

          o The rules change if the Contract is classified as a Modified Endowment Contract. The Contract could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the face amount of insurance is made (or a rider removed). The addition of a rider or an increase in the face amount of insurance may also cause the Contract to be classified as a Modified Endowment Contract. You should first consult a qualified tax adviser and your Pruco Life of New Jersey representative if you are contemplating any of these steps.

          o If the Contract is classified as a Modified Endowment Contract, then amounts you receive under the Contract before the insured's death, including loans and withdrawals, are included in income to the extent that the Contract Fund exceeds the premiums paid for the Contract increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludable from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that the Contract became a Modified Endowment Contract.

          o Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent unless the amount is received on or after age 59 1/2, on account of your becoming disabled or as a life annuity. It is presently unclear how the penalty tax provisions apply to Contracts owned by businesses.

          o All Modified Endowment Contracts issued by us to you during the same calendar year are treated as a single Contract for purposes of applying these rules.

WITHHOLDING. You must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts you receive will be subject to withholding. You are not permitted to elect out of withholding if you do not provide a social security number or other taxpayer identification number. You may be subject to penalties under the estimated tax payment rules if your withholding and estimated tax payments are insufficient to cover the tax due.

OTHER TAX CONSIDERATIONS. If you transfer or assign the Contract to someone else, there may be gift, estate and/or income tax consequences. If you transfer the Contract to a person two or more generations younger than you (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Contract debt or on other loans that are incurred or continued to purchase or carry the Contract may be denied. Your individual situation or that of your beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if you or the insured dies.

BUSINESS-OWNED LIFE INSURANCE. If a business, rather than an individual, is the owner of the Contract, there are some additional rules. Business Contract owners generally cannot deduct premium payments. Business Contract owners generally cannot take tax deductions for interest on Contract debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Contracts for up to 20 key persons. The interest deduction for Contract debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key insured person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Contract Fund or death benefits received under business-owned life insurance policies.

LEGAL CONSIDERATIONS RELATING TO SEX-DISTINCT PREMIUMS AND BENEFITS

The Contract generally employs mortality tables that distinguish between males and females. Thus, premiums and benefits differ under Contracts issued on males and females of the same age. Employers and employee organizations considering the purchase of a Contract should consult their legal advisers to determine whether purchase of a Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

EXCHANGE RIGHT

In the state of New York, you have the right to exchange the Contract for a fixed benefit insurance plan issued by The Prudential Insurance Company of America on the insured's life. Such an exchange is permitted within the first 18 months after a Contract is issued, so long as the Contract is not in default. This is a general account policy with guaranteed minimum values. No evidence of insurability will be required to make an exchange. The new policy will have the same issue date and risk classification for the insured as the original Contract. The exchange may be subject to an equitable adjustment in premiums and values, and a payment may be required. You may wish to obtain tax advice before effecting such an exchange.

OTHER GENERAL CONTRACT PROVISIONS

ASSIGNMENT. This Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. Generally, the Contract may not be assigned to an employee benefit plan or program without Pruco Life of New Jersey's consent. Pruco Life of New Jersey assumes no responsibility for the validity or sufficiency of any assignment. We will not be obligated to comply with any assignment unless we receive a copy at a Home Office.

BENEFICIARY. You designate and name your beneficiary in the application. Thereafter, you may change the beneficiary, provided it is in accordance with the terms of the Contract. Should the insured die with no surviving beneficiary, the insured's estate will become the beneficiary.

INCONTESTABILITY. We will not contest the Contract after it has been inforce during the insured's lifetime for two years from the issue date except when any change is made in the Contract that requires Pruco Life of New Jersey's approval and would increase our liability. We will not contest such change after it has been in effect for two years during the lifetime of the insured.

MISSTATEMENT OF AGE OR SEX. If the insured's stated age or sex or both are incorrect in the Contract, Pruco Life of New Jersey will adjust the death benefits payable and any amount to be paid, as required by law, to reflect the correct age and sex. Any such benefit will be based on what the most recent deductions from the Contract Fund would have provided at the insured's correct age and sex.

SETTLEMENT OPTIONS. The Contract grants to most owners, or to the beneficiary, a variety of optional ways of receiving Contract proceeds, other than in a lump sum. Any Pruco Life of New Jersey representative authorized to sell this Contract can explain these options upon request.

SUICIDE EXCLUSION. Generally, if the insured, whether sane or insane, dies by suicide within two years from the Contract date, the Contract will end and Pruco Life of New Jersey will return the premiums paid, less any Contract debt, and less any withdrawals. Generally, if the insured dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the basic insurance amount, we will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

VOTING RIGHTS

As described earlier, all of the assets held in the subaccounts will be invested in shares of the corresponding portfolios of the Funds. Pruco Life of New Jersey is the legal owner of those shares and as such has the right to vote on any matter voted on at shareholders meetings of the Funds. However, Pruco Life of New Jersey will, as required by law, vote the shares of the Funds in accordance with voting instructions received from Contract owners at any regular and special shareholders meetings. A Fund may not hold annual shareholders meetings when not required to do so under the laws of the state of its incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Contract owners are received, and any shares attributable to general account investments of Pruco Life of New Jersey will be voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Pruco Life of New Jersey to vote shares of the Funds in its own right, it may elect to do so.

Matters on which Contract owners may give voting instructions include the following: (1) election of the Board of Directors of the Series Fund; (2) ratification of the independent accountant of the Series Fund; (3) approval of the investment advisory agreement for a portfolio of the Series Fund corresponding to the Contract owner's selected subaccount[s]; (4) any change in the fundamental investment policy of a portfolio corresponding to the Contract owner's selected subaccount[s]; and (5) any other matter requiring a vote of the shareholders of the Series Fund. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Contract owners participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Fund shares for which a Contract owner may give instructions is determined by dividing the portion of the value of the Contract derived from participation in a subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which each Contract owner may give Pruco Life of New Jersey instructions will be determined as of the record date chosen by the Board of Directors of the applicable Fund. Pruco Life of New Jersey will furnish Contract owners with proper forms and proxies to enable them to give these instructions. Pruco Life of New Jersey reserves the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Pruco Life of New Jersey may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of a Fund's portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Pruco Life of New Jersey itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of a Fund's portfolios, provided that Pruco Life of New Jersey reasonably disapproves such changes in accordance with applicable federal regulations. If Pruco Life of New Jersey does disregard voting instructions, it will advise Contract owners of that action and its reasons for such action in the next annual or semi-annual report to Contract owners.

SUBSTITUTION OF FUND SHARES

Although Pruco Life of New Jersey believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contract owners because of investment policy changes, tax law changes, or the unavailability of shares for investment. In that event, Pruco Life of New Jersey may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, may be required. Contract owners will be notified of any such substitution.

REPORTS TO CONTRACT OWNERS

Once each year, Pruco Life of New Jersey will send you a statement that provides certain information pertinent to your own Contract. This statement will detail values, transactions made and specific Contract data that apply only to your particular Contract. You will also be sent annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

STATE REGULATION

Pruco Life of New Jersey is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business.

Pruco Life of New Jersey is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Pruco Life of New Jersey is required to file with New Jersey and other jurisdictions a separate statement with respect to the operations of all its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

EXPERTS

The consolidated financial statements of Pruco Life of New Jersey as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 and the financial statements of the Account as of December 31, 1998 and for each of the three years in the period then ended included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP's principal business address is 1177 Avenue of the Americas, New York, New York 10036.

Actuarial matters included in this prospectus have been examined by Nancy Davis, FSA, MAAA, Vice President and Actuary of Prudential, whose opinion is filed as an exhibit to the registration statement.

LITIGATION

Several actions have been brought against Pruco Life of New Jersey alleging that Pruco Life of New Jersey and its agents engaged in improper life insurance sales practices. Prudential has agreed to indemnify Pruco Life of New Jersey for losses, if any, resulting from such litigation. No other significant litigation is being brought against Pruco Life of New Jersey that would have a material effect on its financial position.

YEAR 2000 COMPLIANCE

The Year 2000 issue is best understood as a computer hardware and software problem involving the way dates are stored and processed in computer systems. The services provided to you as a purchaser of a PruSelectSM III life insurance Contract depend on the smooth functioning of these computer systems. Many computer systems in use today are programmed to recognize only the last two digits of a date as the year. As a result, any system using this kind of programming can not distinguish a date using "00" and may treat it as 1900 instead of 2000. This problem may impact computer systems that store business information, but it could also affect other equipment used in our business such as telephones, fax machines and elevators. If this problem is not corrected, the "Year 2000" issue could affect the accuracy and integrity of business records. Prudential's regular business operations could be interrupted as well as those of other companies that deal with us.

In addition, the operations of the mutual funds associated with the PruSelectSM III life insurance Contract could experience problems resulting from the Year 2000 issue. Please refer to the mutual fund prospectus for information regarding their approach to Year 2000 concerns.

To address this potential problem Prudential, as the ultimate parent company of Pruco Life of New Jersey, has organized its Year 2000 efforts around the following three areas:

o BUSINESS APPLICATIONS - Computer programs directly used to support our business.

o INFRASTRUCTURE - Computers and other business equipment such as telephones and fax machines.

o    BUSINESS PARTNERS - Year 2000 readiness of essential business partners.

BUSINESS APPLICATIONS. The business applications component includes a wide range of computer programs that directly support Prudential's business operations including applications used for insurance product administration, securities trading, personnel record keeping and general accounting systems. All business applications have been analyzed to determine whether each computer program with a Year 2000 problem should be retired, replaced or renovated. Renovation, replacement, and retirement of business applications are now substantially complete. Newly developed or purchased programs are being tested prior to their use.

INFRASTRUCTURE. As with business applications, we have established a specific methodology and process for addressing infrastructure issues. The infrastructure effort includes mainframe computer system hardware and operating system software, mid-range systems and servers, telecommunications equipment and systems, buildings and facilities systems, personal computers and vendor hardware and software. With the exception of personal computers, which are scheduled for completion in the third quarter of 1999, infrastructure systems are substantially complete.

BUSINESS PARTNERS. - Early in the Year 2000 program, Prudential recognized the importance of determining the Year 2000 readiness of external business relationships, especially those that involve electronic data transfer services and products that impact our essential business processes. We first classified each business partner as a "priority" or "non-priority" to our business and then began to develop risk assessment and contingency plans to address the possibility that a business partner could experience a Year 2000 failure. All priority and non-priority business partner relationships have been assessed and contingency planning is complete. We will continue to assess our risk, review and update our contingency planning and assess any new business partners until 2000 in an effort to minimize risk.

Prudential believes that its Year 2000 project is substantially on schedule. A small number of the projects may not meet their targeted completion date but we expect that these projects will be completed by September, 1999. Should there be any delays, they will not significantly impact the timing of the project as a whole.

THE COST OF YEAR 2000 READINESS

Prudential is funding the Year 2000 program from internal operating budgets, and estimates that its total costs to address the Year 2000 issue will be approximately $232 million. Because these expenses were part of the operating budget, they do not impact the management of PruSelectSM III life insurance Contracts. During the course of the Year 2000 program, some optional computer projects have been delayed, but these delays have not had any material effect on PruSelectSM III life insurance Contracts.

YEAR 2000 RISKS AND CONTINGENCY PLANNING

Prudential believes that it is well positioned to lessen the impact of the Year 2000 problem. However, given the nature of this issue, we cannot be 100% certain of Year 2000 readiness of third parties. As a result, we are unable to determine at this time whether the consequences of Year 2000 failures may have a material adverse effect on the results of Prudential's operations, liquidity or financial condition. In the worst case, it is possible that a Year 2000 technology failure, whether internal or external, could have a material impact of on Prudential's results of operations, liquidity, or financial position. If Prudential is unable to achieve Year 2000 compliance on a timely basis, we may have difficulty in responding to your incoming phone calls, calculating your unit values or processing withdrawals and purchase payment. It is also possible that the mutual funds associated with the PruSelectSM III life insurance Contract will be unable to value their securities, in turn creating difficulties in purchasing or selling shares of the mutual fund and calculating corresponding unit asset values. The objective of Prudential's Year 2000 program is to reduce these risks as much as possible.

Most of the operations of the PruSelect(SM) III life insurance Contract involve such a large number of individual transactions that they can only be handled with the help of computers. As a result, our current contingency plans include responses to the failure of specific business applications or infrastructure components. Prudential will continue to review and update its contingency plans until 2000 in an effort to reduce the level of uncertainty about the effect of the Year 2000 issue and further minimize risk. Prudential believes that with the completion of its Year 2000 program as scheduled, the possibility of significant interruptions of normal operations will be reduced.

ADDITIONAL INFORMATION

Pruco Life of New Jersey has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information may also be obtained from Pruco Life of New Jersey. Its address and telephone number are set forth on the inside front cover of this prospectus.

FINANCIAL STATEMENTS

The financial statements of the Account should be distinguished from the consolidated financial statements of Pruco Life of New Jersey, which should be considered only as bearing upon the ability of Pruco Life of New Jersey to meet its obligations under the Contracts.

                             DIRECTORS AND OFFICERS

The directors and major officers of Pruco Life of New Jersey, listed with their principal occupations during the past 5 years, are shown below.

                      DIRECTORS OF PRUCO LIFE OF NEW JERSEY

JAMES J. AVERY, JR., CHAIRMAN AND DIRECTOR. -- Senior Vice President and Chief Actuary, Prudential Individual Insurance Group since 1997; 1995 to 1997:
President of Prudential Select; Prior to 1995: Chief Operating Officer of Prudential Select.

WILLIAM M. BETHKE, DIRECTOR. -- Chief Investment Officer since 1997; Prior to 1997: President, Prudential Capital Markets Group.

IRA J. KLEINMAN, DIRECTOR. -- Executive Vice President, Prudential International Insurance Group since 1997; 1995 to 1997: Chief Marketing and Product Development Officer, Prudential Individual Insurance Group; Prior to 1995:
President, Prudential Select.

ESTHER H. MILNES, PRESIDENT AND DIRECTOR. -- Vice President and Actuary, Prudential Individual Insurance Group since 1996; Prior to 1996: Senior Vice President and Chief Actuary, Prudential Insurance and Financial Services.

I. EDWARD PRICE, VICE CHAIRMAN AND DIRECTOR. -- Senior Vice President and Actuary, Prudential Individual Insurance Group since 1995; Prior to 1995: Chief Executive Officer, Prudential International Insurance.

                         OFFICERS WHO ARE NOT DIRECTORS

C. EDWARD CHAPLIN, TREASURER. -- Vice President and Treasurer of Prudential since 1995; Prior to 1995: Managing Director and Assistant Treasurer of Prudential.

JAMES C. DROZANOWSKI, SENIOR VICE PRESIDENT. -- Vice President and Operations Executive, Prudential Individual Insurance Group since 1996; 1995 to 1996:
President and Chief Executive Officer of Chase Manhattan Bank; Prior to 1995:
Vice President, North America Customer Services, Chase Manhattan Bank.

CLIFFORD E. KIRSCH, CHIEF LEGAL OFFICER AND SECRETARY. -- Chief Counsel, Variable Products, Law Department of Prudential since 1995; Prior to 1995:
Associate General Counsel with Paine Webber.

FRANK P. MARINO, SENIOR VICE PRESIDENT. -- Vice President, Policyowner Relations Department, Prudential Individual Insurance Group since 1996; Prior to 1996:
Senior Vice President, Prudential Mutual Fund Services.

EDWARD A. MINOGUE, SENIOR VICE PRESIDENT. -- Vice President, Annuity Services, Prudential Investments since 1997; Prior to 1997: Director, Merrill Lynch.

IMANTS SAKSONS, SENIOR VICE PRESIDENT. -- Vice President, Compliance, Prudential Individual Financial Services since 1998; Prior to 1998: Vice President, Market Conduct, U.S. Operations, Manulife Financial.

SHIRLEY H. SHAO, SENIOR VICE PRESIDENT AND CHIEF ACTUARY. -- Vice President and Associate Actuary, Prudential.

DENNIS G. SULLIVAN, VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER. -- Vice President and Deputy Controller, Prudential since 1998; 1997 to 1998, Vice President and Controller, ContiFinancial Corporation; Prior to 1997, Director, Saloman Brothers.

The business address of all directors and officers of Pruco Life of New Jersey is 213 Washington Street, Newark, New Jersey 07102-2992.

Pruco Life of New Jersey directors and officers are elected annually.

PRUSELECT(SM) III
Variable Life
Insurance




[LOGO OMITTED]





Pruco Life Insurance Company of New Jersey
213 Washington Street, Newark, NJ 07102-2992
Telephone 800 286-7754


-1 Ed.   /99 CAT#

                                     PART II

                                OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     REPRESENTATION WITH RESPECT TO CHARGES

Pruco Life Insurance Company of New Jersey represents that the fees and charges deducted under the Variable Universal Life Insurance Contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

                   UNDERTAKING WITH RESPECT TO INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state or organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law, Article V, which relates to indemnification of officers and directors, is filed as
Exhibit 1.A.(6)(c) to this registration statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of 48 pages.

The undertaking to file reports.

The representation with respect to charges.

The undertaking with respect to indemnification.

The signatures.

Written consents of the following persons:

      None.

The following exhibits:

   1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-B-2:

      A.    (1)   (a)   Resolution of Board of Directors of Pruco Life
                        Insurance Company of New Jersey establishing the Pruco
                        Life of New Jersey Variable Appreciable Account. (Note
                        7)
                  (b)   Amendment of Separate Account Resolution. (Note 1)
            (2)   Not Applicable.
            (3)   Distributing Contracts:
                  (a)   Distribution Agreement between Pruco Securities
                        Corporation and Pruco Life Insurance Company of New
                        Jersey. (Note 7)
                  (b)   Proposed form of Agreement between Pruco Securities
                        Corporation and independent brokers with respect to the
                        Sale of the Contracts. (Note 1)
                  (c)   Schedules of Sales Commissions. (Note 9)
                  (d)   Participation Agreements and Amendments:
                        (i)(a)   AIM Variable Insurance Funds, Inc., AIM V.I.
                                 Value Fund. (Note 1)
                           (b)   Amendment to the AIM Variable Insurance Funds,
                                 Inc. Participation Agreement. (Note 9)
                        (ii)(a)  American Century Variable Portfolios, Inc., VP
                                 Value Portfolio. (Note 1)
                            (b) Amendment to the American Century Variable Insurance Funds, Inc. Participation Agreement. (Note 9)
                        (iii)(a) Janus Aspen Series, Growth Portfolio. (Note 1)
                             (b) Amendment to the Janus Aspen Series
                                 Participation Agreement. (Note 9)
                        (iv)(a)  MFS Variable Insurance Trust, Emerging Growth
                                 Series. (Note 1)
                            (b) Amendment to the MFS Variable Insurance Trust Participation Agreement. (Note 9)
                        (v)(a)   T. Rowe Price International Series, Inc.,
                                 International Stock Portfolio. (Note 1)
                           (b) Amendment to the T. Rowe Price International Series, Inc. Participation Agreement. (Note 9)
            (4)   Not Applicable.
            (5)   Variable Universal Life Insurance Contract. (Note 1)
            (6)   (a)   Articles of Incorporation of Pruco Life Insurance
                        Company of New Jersey, as amended March 11, 1983.
                        (Note 7)
                  (b)   Certificate of Amendment of the Articles of
                        Incorporation of Pruco Life Insurance Company of New
                        Jersey, February 12, 1998. (Note 8)

                  (c)   By-laws of Pruco Life Insurance Company of New Jersey,
                        as amended August 4, 1999. (Note 1)
            (7)   Not Applicable.
            (8)   Not Applicable.
            (9)   Not Applicable.
            (10)  (a)   New Jersey Application Form for Variable Universal Life
                        Insurance Contract. (Note 1)
                  (b)   Supplement to the Application for Variable Universal
                        Life Insurance Contract.(Note 1)
            (11)  Not Applicable.
            (12) Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 1)
            (13)  Rider for Flexible Term Insurance Benefit. (Note 1)

   2. See Exhibit 1.A.(5).

   3. Opinion and Consent of Clifford E. Kirsch, Esq., as to the legality of the securities being registered. (Note 9)

   4. None.

   5. Not Applicable.

   6. Opinion and Consent of Nancy D. Davis, FSA, MAAA, as to actuarial matters pertaining to the securities being registered. (Note 9)

   7. Powers of Attorney.

      (a) William M. Bethke, Ira J. Kleinman, Esther H. Milnes, I. Edward Price (Note 4)
      (b)   James J. Avery, Jr. (Note 6)
      (c)   Dennis G. Sullivan (Note 8)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Post-Effective Amendment No. 24 to Form
         S-6, Registration No. 2-81243, filed April 29, 1997 on behalf of the Pruco Life of New Jersey Variable Insurance Account.

(Note 3) Incorporated by reference to Form 10-Q, Registration No. 333-18053, filed August 15, 1997 on behalf of the Pruco Life Insurance Company of New Jersey.

(Note 4) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to Post-Effective Amendment No. 25 to Form
         S-6, Registration No. 2-89780, filed April 25, 1996 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 6) Incorporated by reference to Post-Effective Amendment No. 10 to Form
         S-1, Registration No. 33-20018, filed April 9, 1998 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 26 to Form
         S-6, Registration No. 2-89780, filed April 28, 1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 12 for Form
         S-1, Registration No. 33-20018, filed on April 19, 1999 on behalf of the Pruco Life of New Jersey Variable Contract Real Property Account.

(Note 9) To be filed by Pre-Effective Amendment.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, the Pruco Life of New Jersey Variable Appreciable Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 12th day of August, 1999.

(Seal)            PRUCO LIFE OF NEW JERSEY VARIABLE APPRECIABLE ACCOUNT
                                       (Registrant)

                     By: PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                       (Depositor)

Attest:  /s/ Thomas C. Castano                      By: /s/ Esther H. Milnes
         ---------------------------------             -------------------------
         Thomas C. Castano                             Esther H. Milnes
         Assistant Secretary                           President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on this 12th day of August, 1999.

            SIGNATURE AND TITLE

/s/*
------------------------------------
Esther H. Milnes
President and Director

/s/*
------------------------------------
Dennis G. Sullivan
Vice President and Chief Accounting
Officer

/s/*                                      *By: /s/ Thomas C. Castano
------------------------------------          ------------------------------
James J. Avery, Jr.                           Thomas C. Castano
Director                                      (Attorney-in-Fact)

/s/*
------------------------------------
William M. Bethke
Director

/s/*
------------------------------------
Ira J. Kleinman
Director

/s/*
------------------------------------
I. Edward Price
Director

                                  EXHIBIT INDEX

    1.A.(1)(b)     Amendment of Separate Account Resolution.

    1.A.(3)(b)     Proposed form of Agreement between Pruco
                   Securities Corporation and independent brokers with respect to the Sale of the Contracts.

    1.A.(3)(d)     Participation Agreements:
                   (i)(a)     AIM Variable Insurance Funds, Inc.
                              Participation Agreement.
                   (ii)(a)    American Century Variable
                              Portfolios, Inc.
                              Participation Agreement.
                   (iii)(a)   Janus Aspen Series Participation
                              Agreement.
                   (iv)(a)    MFS Variable Insurance Trust
                              Participation Agreement.
                   (v)(a)     T. Rowe Price International
                              Series, Inc. Participation Agreement.

       1.A.(5)     Variable Universal Life Contract.

    1.A.(6)(c)     By-laws of Pruco Life Insurance Company of
                   New Jersey, as amended August 4, 1999.

   1.A.(10)(a)     New  Jersey Application Form for Variable
                   Universal Life Insurance Contract.
           (b)     Supplement to the Application for Variable
                   Universal Life Insurance Contract

      1.A.(12) Memorandum describing Pruco Life Insurance Company of New Jersey's issuance, transfer, and redemption procedures for the Contracts pursuant to Rule 6e-3(T)(b)(12)(iii).

      1.A.(13)     Rider for Flexible Term Insurance Benefit.